Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

AUDENTES THERAPEUTICS, INC.

at

$60.00 Per Share, Net in Cash

by

ASILOMAR ACQUISITION CORP.,

an indirect, wholly-owned subsidiary of

ASTELLAS PHARMA INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JANUARY 14, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), is offering to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 2, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Audentes, Astellas and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Audentes, upon the terms and subject to the conditions set forth in the Merger Agreement, with Audentes continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect, wholly-owned subsidiary of Astellas (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and Audentes without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

In the Merger, each outstanding Share (other than (i) the Shares held in the treasury of Audentes or owned by Astellas or Purchaser immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. Immediately prior to the Effective Time, all options to purchase Shares (each, a “Company Stock Option”) and restricted stock units with respect to Shares (each, a “Company RSU”) will, to the extent unvested, become fully vested, and at the Effective Time, each Company Stock Option and Company RSU will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration (or, in the case of Company Stock Options, the difference between the Merger Consideration and the applicable per share exercise price), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including (i) there having been validly tendered and not validly withdrawn that number of Shares (excluding Shares irrevocably accepted for purchase pursuant to the Offer that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL) that, when added to the Shares then owned by Astellas and its controlled affiliates, is one share more than one half of all Shares outstanding at the Expiration Date (as defined below in the “Summary Term Sheet”) (the “Minimum Condition”) and (ii) the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is not subject to any financing condition.

The Board of Directors of Audentes (the “Audentes Board”) has unanimously: (i) determined that the Offer, the Merger, Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the stockholders of Audentes, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Audentes. The Audentes Board unanimously recommends that Audentes stockholders accept the Offer and tender their Shares into the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

(866) 388-7535 (toll-free)

(212) 269-5550 (collect)

Email: BOLD@dfking.com

i

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), the Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Audentes contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Astellas and Purchaser by Audentes or has been taken from, or is based upon, publicly available documents or records of Audentes on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Astellas and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Audentes.

Price Offered Per Share	$60.00, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on January 14, 2020, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Asilomar Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Astellas Pharma Inc.

Audentes Board Recommendation	The Audentes Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Asilomar Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Astellas, which was formed solely for the purpose of facilitating an acquisition of Audentes by Astellas, is offering to buy all Shares at a price per share of $60.00, net to the seller in cash, without interest and less any applicable tax withholding. Astellas Pharma Inc., based in Tokyo, Japan, is a company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Astellas. We use the term “Purchaser” to refer to Asilomar Acquisition Corp. alone, the term “Astellas” to refer to Astellas Pharma Inc. alone and the term “Audentes” to refer to Audentes Therapeutics, Inc.

See Section 8 – “Certain Information Concerning Astellas and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Audentes. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Audentes will become an indirect, wholly-owned subsidiary of Astellas. In addition, we intend to cause the Shares to be delisted from the NASDAQ Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $60.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase and Section 1 – “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. Audentes, Astellas and Purchaser have entered into an Agreement and Plan of Merger, dated as of December 2, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Audentes, with Audentes surviving such merger as a subsidiary of Astellas if the Offer is completed (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined below), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. In general, if you are a Non-U.S. Holder (as defined below), you will not be subject to U.S. federal income taxation on any gain realized unless you have certain connections to the United States, as described in more detail below.

See Section 5 – “Material U.S. Federal Income Tax Consequences.”

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $3.0 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Astellas will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding options to purchase Shares (each, a “Company Stock Option”) and restricted stock units with respect to Shares (each, a “Company RSU”) pursuant to the Merger Agreement. Astellas has or will have, available to it, through a variety of sources, including cash on hand and existing loan facilities, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger

Agreement and resulting from the Offer. The Offer is not conditioned upon Astellas’ or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Astellas, Purchaser will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding shares irrevocably accepted for purchase pursuant to the Offer that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), together with any Shares then owned by Astellas and its controlled affiliates, is one share more than one half of all Shares then outstanding at the Expiration Date.

See Section 1 – “Terms of the Offer” and Section 15 – “Conditions of the Offer.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means January 14, 2020, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Astellas is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

•

if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions (as defined below in Section 15 – “Conditions of the Offer”) have not been satisfied or waived by Astellas or Purchaser if permitted thereunder, then Purchaser will, and Astellas will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than ten business days each (the length of such period to be determined by Astellas and Purchaser in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions (subject to the right of Astellas or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that, if all Offer Conditions other than the Minimum Condition have been satisfied or waived, Purchaser will not be so required to extend the Offer for more than twenty business days; and

•	Purchaser will, and Astellas will cause Purchaser to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff;

provided that Purchaser will not in any event be required to extend the Offer beyond the Outside Date. The “Outside Date” means June 2, 2020; provided such date may be extended to September 2, 2020 under certain circumstances, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including:

•	the Minimum Condition; and

•

the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The Offer is not subject to any financing condition.

See Section 1 – “Terms of the Offer” and Section 15 – “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Audentes stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than 12:00 midnight, New York City time, at the end of the day on the Expiration Date. In addition, for Audentes stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to 12:00 midnight, New York City time, at the end of the day on the Expiration Date. Audentes stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 12:00 midnight, New York City time, at the end of the day on the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 14, 2020, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 1 – “Terms of the Offer” and Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of Audentes?

Yes. The Audentes Board has unanimously: (i) determined that the Offer, the Merger, Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the stockholders of Audentes, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Audentes. The Audentes Board unanimously recommends that Audentes stockholders accept the Offer and tender their Shares into the Offer.

More complete descriptions of the reasons for the Audentes Board’s recommendation and approval of the Offer are set forth in Audentes’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the subheadings “Background of the Transactions” and “Reasons for the Recommendation of the Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Audentes continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Audentes will be an indirect, wholly-owned subsidiary of Astellas. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of Audentes’ stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Audentes’ stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares held in the treasury of Audentes or owned by Astellas or Purchaser immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be converted by virtue of the Merger into the right to receive an amount equal to the Offer Price in cash without interest, less any applicable tax withholding.

If the Merger is completed, Audentes’ stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Audentes’ stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and Audentes will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units in the Offer?

The Offer is being made only for Shares, and not for outstanding Company Stock Options or Company RSUs. Holders of outstanding vested but unexercised Company Stock Options may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of Audentes and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company Stock Option will, to the extent unvested, become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any action of the part of the holders thereof, each Company Stock Option will be canceled and, in exchange therefor, each former holder of any such canceled Company Stock Option will be entitled to receive, in consideration of the cancelation of such Company Stock Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to such cancelation and (ii) the excess, if any, of the Offer Price over the exercise price per share subject to such Company Stock Option immediately prior to such cancelation (the “Option Consideration”). The Option Consideration will be paid on the first applicable payroll payment date following the closing of the Merger or, if such payroll payment date is less than five days after the closing of the Merger, as promptly as practicable thereafter (but in no event later than five days after such payroll payment date).

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company RSU will, to the extent unvested, become fully vested effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any action of the part of the holders thereof, each Company RSU will be canceled and, in exchange therefor, each former holder of any such canceled Company RSU will be entitled to receive, in consideration of the cancelation of such Company RSU and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancelation and (ii) the Offer Price (the “RSU Consideration”). The RSU Consideration will be paid on the first applicable payroll payment date following the closing of the Merger or, if such payroll payment date is less than five days after the closing of the Merger, as promptly as practicable thereafter (but in no event later than five days after such payroll payment date).

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On December 2, 2019, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $28.61 per Share. On December 13, 2019, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $59.40 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the

Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co. Inc., the information agent for the Offer (the “Information Agent”), toll free at (866) 388-7535. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), is offering to purchase all outstanding shares of common stock, par value, $0.00001 per share (the “Shares”), of Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 2, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Audentes, Astellas and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Audentes upon the terms and subject to the conditions set forth in the Merger Agreement, with Audentes continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect, wholly-owned subsidiary of Astellas (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and Audentes without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

In the Merger, each outstanding Share (other than (i) the Shares held in the treasury of Audentes or owned by Astellas or Purchaser immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. Immediately prior to the Effective Time, all unvested Company Stock Options and unvested Company RSUs will become fully vested, and at the Effective Time, each Company Stock Option and Company RSU will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration (or, in the case of Company Stock Options, the difference between the Merger Consideration and the applicable per share exercise price), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer.” including (i) there having been validly tendered and not validly withdrawn that number of Shares (excluding Shares irrevocably accepted for purchase pursuant to the Offer that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL) that, when added to the Shares then owned by Astellas and its controlled affiliates, is one share more than one half of all Shares outstanding at the Expiration Date (the “Minimum Condition”) and (ii) the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). There is no financing condition to the Offer.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Audentes Board has unanimously: (i) determined that the Offer, the Merger, Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the stockholders of

Audentes, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Audentes. The Audentes Board unanimously recommends that Audentes stockholders accept the Offer and tender their Shares into the Offer.

More complete descriptions of the Audentes Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are set forth in Audentes’ Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Transactions” and “Reasons for the Recommendation of the Board.”

Audentes has advised Astellas that at a meeting of the Audentes Board held on December 1, 2019, Centerview Partners LLC rendered to the Audentes Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 1, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview Partners LLC in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Centerview Partners LLC, dated December 1, 2019, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview Partners LLC in connection with its opinion and is attached as Annex A to the Schedule 14D-9.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment (such date and time of acceptance referred to herein as the “Acceptance Time”) and, promptly after the Expiration Date, pay for all Shares validly tendered prior to 12:00 midnight, New York City time, at the end of the day on the Expiration Date and not properly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including (i) the Minimum Condition and (ii) the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act.

Astellas and Purchaser expressly reserve the right to waive any of the Offer Conditions other than the Minimum Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement provided that, unless otherwise provided in the Merger Agreement or previously approved by Audentes in writing, Astellas and Purchaser may not:

•	decrease the Offer Price or change the form of consideration payable in the Offer,

•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer,

•	impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to Audentes stockholders,

•	waive, modify or amend the Minimum Condition,

•	amend any other term of the Offer in a manner that is materially adverse to Audentes stockholders, or

•	extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement, as described below in Section 11 – “The Merger Agreement; Other Agreements – The Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Astellas is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

•

if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Astellas or Purchaser if permitted thereunder, then Purchaser will, and Astellas will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than ten business days each (the length of such period to be determined by Astellas and Purchaser in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions (subject to the right of Astellas or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that, if all Offer Conditions other than the Minimum Condition have been satisfied or waived, Purchaser will not be so required to extend the Offer for more than twenty business days; and

•	Purchaser will, and Astellas will cause Purchaser to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff;

provided that Purchaser will not in any event be required to extend the Offer beyond the Outside Date. The “Outside Date” means June 2, 2020; provided such date may be extended to September 2, 2020 under certain circumstances, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Astellas will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at 12:00 midnight, New York City time, at the end of the day on the scheduled Expiration Date.

Under certain circumstances described in the Merger Agreement, Astellas or Audentes may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Date, unless the Merger Agreement is terminated or withdrawn in accordance with the Merger Agreement. If Astellas and Purchaser terminate the Offer, or the Merger Agreement is terminated prior to Purchaser’s acquisition of Shares in the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Audentes has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Audentes stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than 12:00 midnight, New York City time, at the end of the day on the Expiration Date. In addition, for Audentes stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to 12:00 midnight, New York City time, at the end of the day on the Expiration Date. Audentes stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Astellas or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Audentes’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Audentes.

Options and Restricted Stock Units. The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units of Audentes. Holders of outstanding vested but unexercised Company Stock Options may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of Audentes and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Holders of Company Stock Options that do not participate in the Offer and holders of Company RSUs will receive payment with respect to those stock options and restricted stock units following the Effective Time as provided in the Merger Agreement. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of Audentes in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 14, 2020, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Astellas or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to U.S. Holders and Non-U.S. Holders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder of Audentes in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, governmental organizations, retirement plans, pension plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders that recognize income or gain with respect to the Offer or the Merger as a result of such income or gain being reported on an applicable financial statement, stockholders that hold, or that have held in the past five years, 5% or more of our Shares, stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. For the purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a nonresident alien individual; (ii) a foreign corporation; (iii) an estate the income of which is not subject to U.S. federal income taxation regardless of its source; or (iv) a trust that does not have in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes and either (A) no U.S. court is able to exercise primary supervision over the trust’s administration or (B) no U.S. person has the authority to control all substantial decisions of that trust.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the exchange of Shares for cash pursuant to the Offer or Merger unless (i) the gain is “effectively connected” with the conduct of a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the Offer or Merger, as applicable, and meets certain other conditions. Non-U.S. Holders described in clause (i) generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate under an applicable income tax treaty) on its “effectively connected” gains. Non-U.S. Holders described in clause (ii) generally will be subject to U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year.

Information Reporting and Backup Withholding. Payments made in exchange for Shares pursuant to the Offer or the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return to the applicable withholding agent a properly completed and executed IRS Form W-9, certifying that such U.S. Holder is a U.S. person, that the taxpayer identification number provided is correct, and that such U.S. Holder is not subject to backup withholding. Non-U.S. Holders generally will be exempt from backup withholding and information reporting requirements with respect to payments made in exchange for Shares pursuant to the Offer or the Merger. However, in certain circumstances a Non-U.S. Holder may be required to furnish to the applicable withholding agent (i) a valid IRS Form W-8BEN or Form W-8BEN-E on which such Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person or (ii) such other documentation upon which the withholding agent may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a stockholder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

Medicare Tax. Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a Medicare tax at a 3.8% rate on all or a portion of their net investment income, which may include net gain realized upon the exchange of Shares for cash pursuant to the Offer or Merger. A U.S. person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to any gains it realizes upon the exchange of Shares for cash pursuant to the Offer or Merger.

6. Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “BOLD.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2019
Fourth Quarter (through December 13, 2019)	$59.68	$25.41
Third Quarter	$40.50	$27.58
Second Quarter	$41.65	$35.00
First Quarter	$39.95	$19.91

Fiscal Year Ended December 31, 2018
Fourth Quarter	$39.52	$17.95
Third Quarter	$42.69	$31.72
Second Quarter	$46.18	$26.34
First Quarter	$41.80	$27.65

Fiscal Year Ended December 31, 2017
Fourth Quarter	$32.88	$24.32
Third Quarter	$33.43	$15.74
Second Quarter	$20.96	$13.90
First Quarter	$18.61	$14.52

On December 2, 2019, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $28.61 per Share. On December 13, 2019, the last full day of trading before commencement of the

Offer, the reported closing sales price of the Shares on Nasdaq was $59.40 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

Audentes has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7. Certain Information Concerning Audentes

The summary information set forth below is qualified in its entirety by reference to Audentes’ public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Astellas nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Astellas nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Audentes, whether furnished by Audentes or contained in such filings, or for any failure by Audentes to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Astellas or Purchaser.

General. Audentes is a Delaware corporation. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and other publicly available information, Audentes is a leading AAV-based genetic medicines company focused on developing and commercializing innovative products for patients living with serious rare neuromuscular diseases using an adeno-associated viral, or AAV, gene therapy technology platform and proprietary manufacturing expertise to develop programs across three modalities: gene replacement, vectorized exon skipping and vectorized RNA knockdown. Audentes is enrolling a clinical trial for the treatment of X-Linked Myotubular Myopathy, has conducted preclinical studies for a product candidate for the treatment of Pompe disease and is conducting preclinical work to advance product candidates for Duchenne muscular dystrophy and myotonic dystrophy type 1. The address of Audentes’ principal executive offices and Audentes’ phone number at its principal executive offices are as set forth below:

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, California 94108

(415) 818-1001

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Audentes is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Audentes’ directors and officers, their compensation, stock options granted to them, the principal holders of Audentes’ securities, any material interests of such persons in transactions with Audentes and other matters is required to be disclosed in proxy statements distributed to Audentes’ stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by Audentes with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

8. Certain Information Concerning Astellas and Purchaser

Astellas Pharma Inc., a company organized under the laws of Japan and based in Tokyo, Japan, is a company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Astellas focuses on urology, oncology, immunology, nephrology and neuroscience as prioritized therapeutic areas while advancing new therapeutic areas and discovery research leveraging new technologies and modalities. The address of Astellas’ principal executive offices and Astellas’ phone number at its principal executive offices are as set forth below:

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411

Japan

+(81)-3-3244-3000

Purchaser is a Delaware corporation and an indirect, wholly-owned subsidiary of Astellas, and was formed solely for the purpose of facilitating an acquisition by Astellas. Purchaser is a direct wholly-owned subsidiary of Astellas US Holding, Inc., a Delaware corporation (“Astellas US”), and Astellas US is a direct wholly-owned subsidiary of Astellas. Astellas US is a holding company through which Astellas owns its businesses that conduct operations in the United States. The principal offices of Astellas US are located at 1 Astellas Way, Northbrook, IL 60062. The telephone number of Astellas US’s principal offices is 1-800-888-7704. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into Audentes, whereupon the separate existence of Purchaser will cease, and Audentes will continue as the surviving corporation. The business address and business telephone number of Purchaser are as set forth below:

Asilomar Acquisition Corp.

1 Astellas Way

Northbrook, IL 60062

1-800-888-7704

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser, Astellas US and Astellas and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser, Astellas US or Astellas, or, to the best knowledge of Purchaser, Astellas US and Astellas, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Astellas US, Astellas, or, to the best knowledge of Purchaser, Astellas US and Astellas, any of the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of Purchaser, Astellas US, Astellas or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of Audentes or (ii) has effected any transaction with respect to the Shares or any other equity securities of Audentes during the past 60 days. Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Astellas US, Astellas, or, to the best knowledge of Purchaser, Astellas US and Astellas, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Audentes (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

During the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Purchaser, Astellas US, Astellas, their subsidiaries or, to the best knowledge of Purchaser, Astellas US and Astellas, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Audentes or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Purchaser, Astellas, their subsidiaries or, to the best knowledge of Purchaser, Astellas US and Astellas, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Audentes or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Astellas and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed electronically by Astellas and the Purchaser with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9. Source and Amount of Funds

We estimate that we will need approximately $3.0 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Astellas will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding Company Stock Options and Company RSUs pursuant to the Merger Agreement. Astellas has or will have available to it, through a variety of sources, including cash on hand and existing loan facilities, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Astellas’ or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

10. Background of the Transactions; Past Contacts or Negotiations with Audentes

Background of the Transactions

The following is a description of contacts between representatives of Astellas and its affiliates and representatives of Audentes and other persons that resulted in the execution of the Merger Agreement and the agreements related to the Offer and commencement of the Offer. For a review of Audentes’ additional activities, please refer to the Schedule 14D-9 that will be filed by Audentes with the SEC and mailed to stockholders of Audentes.

Astellas regularly considers and evaluates potential transactions and collaborations that align with its business, strategic direction and ongoing business development plans.

On May 22, 2019, Claudia Mitchell, Astellas’ Senior Vice President of Product & Portfolio Strategy, contacted Matthew R. Patterson, Audentes’ Chairman and Chief Executive Officer, to propose a meeting in San Francisco to introduce the Astellas and Audentes teams and to discuss the potential for partnering opportunities, including related to AT132.

On June 19, 2019, representatives of Astellas met with members of Audentes’ management, including Natalie Holles, Audentes’ President and Chief Operating Officer, at Audentes’ headquarters in San Francisco to discuss partnering opportunities for AT132.

On July 8, 2019, Astellas and Audentes executed a confidentiality agreement dated July 4, 2019 to facilitate confidential discussions related to partnering opportunities for AT132.

On September 15, 2019, Dr. Mitchell sent an email to Mr. Patterson to inform him of Astellas’ interest in further discussions and proposed a meeting between Mr. Patterson and representatives of Astellas at the Cell & Gene Meeting on the Mesa industry conference to be held in San Diego, California October 1-4, 2019 (the “Mesa Conference”). Subsequent to this email, a meeting was scheduled for October 2, 2019.

On September 29, 2019, Dr. Mitchell sent an email to Mr. Patterson to inform him that Naoki Okamura, Representative Director, Corporate Executive Vice President, Chief Strategy Officer and Chief Financial Officer of Astellas, would like to have a dinner meeting with him on Thursday, October 3, 2019 in San Diego. Subsequent to this email, a dinner was scheduled for October 3, 2019 between Mr. Patterson and Mr. Okamura.

On October 1, 2019, Dr. Mitchell spoke with Mr. Patterson at a reception at the Mesa Conference, and during their conversation Dr. Mitchell suggested that Astellas was likely to make an unspecified business proposal to Audentes during or after dinner with Mr. Okamura on October 3, 2019.

On October 2, 2019, Dr. Mitchell and Ulf Tollemar, Astellas’ Vice President, Primary Focus Lead Genetic Regulation, and representatives of Astellas’ business development team met with Mr. Patterson in San Diego. During this meeting, Dr. Mitchell and Mr. Tollemar presented Astellas’ planned strategic focus on gene therapy products and its desire to work with Audentes in this strategic area.

On October 3, 2019, Mr. Okamura had a dinner meeting with Mr. Patterson, during which Mr. Okamura described Astellas’ strategic interest in gene therapy and Astellas’ view that an acquisition of Audentes would represent a key step in its entry into this field, and stated that he would be sending Mr. Patterson a written proposal to acquire Audentes after the meeting.

Later that evening on October 3, 2019, Astellas sent to Audentes a letter containing a non-binding proposal to acquire all of the outstanding Shares for $50.00 per Share in cash (the “October 3 Proposal”). The October 3 Proposal indicated that Astellas would fund the transaction with cash on hand and potentially external loan facilities, and that consummation of a transaction would not be contingent on financing. In addition, the October 3 Proposal indicated that Astellas had retained Morgan Stanley & Co, LLC (“Morgan Stanley”) as its financial advisor and Covington & Burling LLP (“Covington”) as its legal counsel in connection with the proposed transaction, that the members of its Executive Committee were fully supportive of the submission of the October 3 Proposal and that Astellas believed that they could complete due diligence concurrently with negotiation of definitive documentation in approximately four weeks. The $50.00 per Share proposed in the October 3 Proposal represented a 78% premium to Audentes’ closing share price on October 3, 2019 and a 66% premium to Audentes’ volume-weighted average share price over the 30-day period ending October 3, 2019.

On October 8, 2019, representatives of Morgan Stanley and Centerview Partners LLC (“Centerview”), Audentes’ financial advisor, held a conference call to discuss the internal decision-making process at Astellas, as well as Astellas’ expertise in, and strategic focus on, gene therapy.

On October 13, 2019, Mr. Patterson spoke with Mr. Okamura and informed him that Audentes had not anticipated pursuing a sale transaction at this time and was focused on execution of its independent business plan, and that the $50.00 per share price contained in the October 3 Proposal significantly undervalued Audentes in view of Audentes’ product pipeline, its gene therapy platform, its manufacturing expertise and commercial capabilities and its team. Mr. Patterson suggested that the parties enter into a non-disclosure agreement so that Audentes could provide Astellas with information regarding Audentes, in support of Astellas’ consideration of an increase to its proposed price per Share.

Also on October 15, 2019, representatives of Centerview spoke with representatives of Morgan Stanley and reiterated the message conveyed by Mr. Patterson to Mr. Okamura on October 13, 2019.

Also on October 15, 2019, Audentes executed a confidentiality agreement with Astellas. This confidentiality agreement included a customary 12-month standstill provision that would terminate on customary terms, including upon Audentes’ entry into a definitive agreement with a third party providing for a sale of Audentes, and that did not prohibit Astellas from requesting a waiver of the standstill.

On October 16, 2019, Ms. Holles and other members of Audentes’ senior management met with representatives of Astellas by video conference and provided a presentation regarding Audentes, its business and its product candidates.

On October 20, 2019, Mr. Okamura spoke with Mr. Patterson, during which Mr. Okamura stated that Astellas would be sending a revised written proposal shortly and expressed his hope that it would enable Astellas to commence detailed due diligence. Shortly after the telephone conversation, Astellas sent to Audentes a letter, dated October 21, 2019, containing a revised non-binding proposal to acquire all of the outstanding Shares for $55.00 per Share in cash (the “October 21 Proposal”). The $55.00 per Share proposed in the October 21 Proposal represented a 105% premium to Audentes’ closing share price on October 18, 2019 and a 91% premium to Audentes’ volume-weighted average share price over the 30-day period ending October 18, 2019.

On October 21, 2019, Mr. Patterson spoke with Mr. Okamura and informed him that while the Audentes Board was open to consideration of a transaction, the October 21 Proposal was not sufficient. Mr. Patterson stated that the Audentes Board had authorized him to request that Astellas increase its proposed price per Share to $60.00 per Share, and that if Astellas could agree on the proposed price the Audentes Board would be willing to authorize proceeding quickly to confirmatory due diligence.

On October 22, 2019, representatives of Centerview spoke with representatives of Morgan Stanley and reiterated the message conveyed by Mr. Patterson to Mr. Okamura on October 21, 2019.

On October 28, 2019, a representative of Centerview contacted representatives of Morgan Stanley requesting confirmation that Astellas remained interested in acquiring Audentes. Later that day, Mr. Okamura emailed Mr. Patterson to convey that Astellas remained enthusiastic about the opportunity to acquire Audentes, and they planned to talk again later in the week.

On October 31, 2019, Mr. Okamura spoke with Mr. Patterson and informed Mr. Patterson that Astellas would increase its proposed per Share price to $60.00 per Share, indicated that this price had the full support of Astellas’ Chief Executive Officer and its Chairman of the Board and stated that Astellas would expect Audentes to enter into an exclusivity agreement pursuant to which Audentes would agree not to engage in acquisition discussions with any other party. Mr. Patterson responded that Audentes would not be able to enter into such an exclusivity agreement but would proceed with full due diligence and merger agreement negotiation. Subsequently on October 31, 2019, Astellas sent to Audentes a letter, dated November 1, 2019, containing a revised non-binding proposal to acquire all of the outstanding Shares for $60.00 per Share in cash (the “November 1 Proposal”). In this letter, Astellas stated that it assumed that Audentes would agree to negotiate exclusively with Astellas for a period of 30 days, with a one-time automatic extension of another 10 days, and the letter was accompanied by a proposed form of exclusivity agreement. In addition, this letter proposed a targeted signing and announcement of a transaction in early December, and reiterated that the November 1 Proposal had the support of Astellas’ Chief Executive Officer, its Chairman of the Board and the members of its Executive Committee. The $60.00 per Share proposed in the November 1 Proposal represented a 120% premium to Audentes’ closing share price on October 30, 2019 and a 119% premium to Audentes’ volume weighted average share price over the 30-day period ending October 30, 2019.

On November 1, 2019, Mr. Patterson sent an email to representatives of Astellas acknowledging the November 1 Proposal and reiterating that Audentes was not in a position to agree to the exclusivity request but was willing to proceed with detailed due diligence. In addition, on the same day, representatives of Centerview spoke with representatives of Morgan Stanley and discussed the November 1 Proposal and the proposed timing for execution of a merger agreement.

On the same day, representatives of Astellas and its advisors were provided with access to the online data room, and from November 1, 2019 through December 1, 2019, Astellas and its advisors conducted a due diligence review of Audentes, including discussions with members of Audentes’ management and review of the materials provided in the online data room.

On November 2, 2019, Audentes sent Astellas a proposed form of merger agreement and on November 6, 2019, Audentes sent Astellas draft disclosure schedules.

During the weeks of November 4, November 11 and November 18, 2019, representatives of Astellas and Covington participated in a series of due diligence calls with representatives of Audentes and Fenwick & West LLP (“Fenwick & West”), Audentes’ legal counsel.

On November 8, 2019, Astellas sent representatives of Centerview and Fenwick & West its own proposed form of merger agreement, which provided for, among other terms, (a) a termination fee equal to 3.75% of the equity value of the transaction, payable upon termination of the merger agreement under certain circumstances, including a material breach of Audentes’ non-solicitation obligations under the merger agreement and (b) no industry-specific exceptions in the definition of a “Company Material Adverse Effect.” This draft merger agreement also required that certain unidentified employees of Audentes enter into retention agreements in connection with the proposed transaction.

From November 11, 2019 through November 15, 2019, representatives of Astellas participated in due diligence meetings with Ms. Holles and other representatives of Audentes, at which they discussed Audentes’ business and product candidates, and during which representatives of each of Astellas visited Audentes’ manufacturing facilities.

On November 12, 2019, Fenwick & West sent Astellas and Covington a revised draft of the merger agreement that Astellas had provided on November 8, 2019. This revised draft, among other terms, (a) provided for a termination fee equal to 2.5% of the equity value of the transaction, payable under more limited circumstances than had been included in the November 8 draft, (b) included numerous industry-specific exceptions to the definition of “Company Material Adverse Effect” and (c) removed certain closing conditions that had been included in the November 8 draft.

On November 15, 2019, Covington sent Fenwick & West a revised draft merger agreement that provided a termination fee equal to 3.75% of the equity value of the transaction, payable upon termination of the merger agreement under certain circumstances, including a material breach of Audentes’ non-solicitation obligations under the merger agreement, and Fenwick & West sent Astellas revised disclosure schedules. From November 16, 2019 through December 1, 2019, representatives of Covington and Fenwick & West negotiated the terms of the merger agreement, including the definition of “Company Material Adverse Effect,” the conditions to closing the proposed transaction, provisions regarding regulatory approvals, the size of the termination fee, the circumstances under which it would be payable and, whether, in the event that the termination fee is paid, it would be Astellas’ sole remedy against Audentes.

On November 19, 2019, representatives of Centerview spoke with representatives of Morgan Stanley to discuss the status of the due diligence process. During this discussion, the representatives of Centerview informed the representatives of Morgan Stanley that other parties may be interested in acquiring Audentes.

On November 21, 2019, representatives of Centerview spoke with representatives of Morgan Stanley to discuss the status of due diligence and merger agreement negotiations, and stated that the process was competitive.

On November 22, 2019, Mr. Okamura spoke with Mr. Patterson and Mr. Patterson indicated that the process was competitive. During this conversation, Mr. Okamura stated that Astellas would require that officers and certain other employees of Audentes enter into retention agreements with Audentes concurrently with the execution of the merger agreement.

From November 23, 2019 to November 28, 2019, representatives of Astellas held discussions with certain officers of Audentes regarding the potential terms of the retention agreements.

During the week of November 25, 2019, Astellas completed its due diligence review of Audentes, including discussions with members of Audentes’ senior management and review of materials provided in the online data room.

On November 26, 2019, Dr. Kazuhiro Ikegai, Associate Director of Business Development for Astellas, informed Ms. Holles that Astellas’ Executive Committee had unanimously approved the execution of the merger agreement.

On November 26, 2019, a representative of Fenwick & West informed a representative of Covington that if Astellas wished to provide Audentes’ management with the proposed forms of retention agreements to be executed concurrently with the merger agreement, it would now be permitted to do so.

On November 27, 2019, Mr. Okamura informed Mr. Patterson that Astellas’ Board of Directors had unanimously approved the execution of the merger agreement.

On November 28, 2019, Covington sent Fenwick & West the forms of retention agreements that it would require be executed by officers and certain other employees concurrently with the execution of the merger agreement. Members of Audentes’ management reviewed these agreements with separate counsel and negotiated the terms of these agreements with Astellas from November 28, 2019 through December 1, 2019.

On November 30, 2019, Audentes and Astellas completed their negotiation of the Merger Agreement, agreeing on a termination fee equal to 3.5% of the equity value of the transaction, and providing that in order to permit termination of the Merger Agreement with Audentes being required to pay a termination fee, a breach by Audentes of its non-solicitation obligations must be a “Willful Breach” as defined in the Merger Agreement, and that, in the event the termination fee is paid to Astellas, the termination fee would be Astellas’ sole remedy against Audentes.

Following completion of the Merger Agreement negotiation, representatives of Fenwick & West and Covington completed the disclosure schedules to the Merger Agreement, finalizing these schedules late in the evening of December 1, 2019.

On December 2, 2019, Audentes, Astellas and Purchaser executed the Merger Agreement, and Audentes and Astellas issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.

On December 16, 2019, Merger Sub commenced the Offer.

11. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) hereto. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Astellas, Purchaser or Audentes. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Audentes to Astellas but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Letter”). Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since December 2, 2019, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. If the Merger Agreement has not been terminated and Audentes is prepared to file with the SEC, and to disseminate to holders of Audentes shares, the Schedule 14D-9 on the same date as Purchaser commences the Offer, Purchaser has agreed to commence the Offer as promptly as practicable, and in no event later than December 16, 2019. Purchaser’s obligation to, and Astellas’ obligation to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Offer Conditions that are described below. On the terms and subject to the conditions and the Merger Agreement, Purchaser will, and Astellas will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer pursuant to the Offer promptly on or after the Expiration Date, and, in any event, no more than three business days after the expiration of the Offer.

Astellas and Purchaser expressly reserve the right to waive any of the Offer Conditions other than the Minimum Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided that, unless otherwise provided in the Merger Agreement or previously approved by Audentes in writing, Astellas and Purchaser will not:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer;

•	impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to Audentes stockholders;

•	waive, modify or amend the Minimum Condition;

•	amend any other term of the Offer in a manner that is materially adverse to Audentes’ stockholders; or

•	extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement as described below.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Astellas is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

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if on the scheduled Expiration Date, the Minimum Condition or any of the other Offer Conditions has not been satisfied or waived by Astellas or Purchaser if permitted under the Merger Agreement, then Purchaser will, and Astellas will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than ten business days each (the length of such period to be determined by Astellas and Purchaser), or for such longer period as the parties may agree in order to permit the Offer Conditions to be satisfied (subject to the right of Astellas or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that, if all Offer Conditions other than the Minimum Condition have been satisfied or waived, Purchaser will not be so required to extend the Offer for more than twenty business days; and

•	Purchaser will, and Astellas will cause Purchaser to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff;

provided that Purchaser will not in any event be required to extend the Offer beyond the Outside Date.

If the Merger Agreement is validly terminated, Purchaser will, and Astellas will cause Purchaser to, promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer and will cause any depository acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Board of Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation, removal or death, or until their respective successors are duly elected and qualified, as the case may be. Audentes will use reasonable best efforts to cause each of the directors of Audentes immediately prior to the Effective Time to resign from the Audentes Board, to be effective as of, and conditioned upon the occurrence of, the Effective Time.

The Merger. The Merger Agreement provides that, in accordance with the terms and conditions of the Merger Agreement and the DGCL, at the Effective Time, Purchaser will be merged with and into Audentes, whereupon the separate existence of Purchaser will cease, and Audentes will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL. Purchaser and Audentes will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) (but in any event no later than one business day) of acceptance and payment for shares pursuant to and subject to the conditions of the Offer at the Acceptance Time, without a meeting of Audentes’ stockholders in accordance with Section 251(h) of the DGCL.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be in the form attached as Exhibit A to the Merger Agreement and, as so amended and restated, such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and under the DGCL.

The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter amended as provided therein and under the DGCL.

The obligations of Audentes, Astellas and Purchaser to complete the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver on or prior to the date of the closing of the Merger of each of the following conditions:

•	Purchaser has accepted for payment all tendered Shares; and

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No judgment preventing the consummation of the Merger has been issued by any governmental authority of competent jurisdiction and remains in effect, and there is no law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Conversion of Shares at the Effective Time. The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Audentes or owned by Astellas or Purchaser immediately prior to the Effective Time and (ii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares (such shares described in clauses (i) and (ii), the “Excluded Shares”)) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding.

As of the Effective Time, all Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will no longer be outstanding, will automatically be canceled and will cease to exist, and each holder of either a certificate or book-entry Shares representing such Shares will no longer have any rights with respect to those Shares, except the right to receive, as the case may be, (i) the Merger Consideration payable with respect to such Shares upon surrender of the certificate or book-entry Shares, without interest or (ii) with respect to Shares held by any person who properly demands appraisal of such Shares, payment for such Shares only to the extent provided by Section 251(h) and Section 262 of the DGCL.

At the Effective Time, by virtue of the Merger and without any action on the part of Astellas, Purchaser or Audentes, each share of Purchaser capital stock will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

Treatment of Company Stock Options. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company Stock Option will, to the extent unvested, become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any action of the part of the holders thereof, each Company Stock Option will be canceled and, in exchange therefor, each former holder of any such canceled Company Stock Option will be entitled to receive, in consideration of the cancelation of such Company Stock Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to such cancelation and (ii) the excess, if any, of the Offer Price over the exercise price per share subject to such Company Stock Option immediately prior to such cancelation (the “Option Consideration”). The Option Consideration will be paid on the first applicable payroll payment date following the closing of the Merger or, if such payroll payment date is less than five days after the closing of the Merger, as promptly as practicable thereafter (but in no event later than five days after such payroll payment date).

Treatment of Company RSUs. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company RSU will, to the extent unvested, become fully vested effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any action of the part of the holders thereof, each Company RSU will be canceled and, in exchange therefor, each former holder of any such canceled Company RSU will be entitled to receive, in consideration of the cancelation of such Company RSU and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancelation and (ii) the Offer Price (the “RSU Consideration”). The RSU Consideration will be paid on the first applicable payroll payment date following the closing of the Merger or, if such payroll payment date is less than five days after the closing of the Merger, as promptly as practicable thereafter (but in no event later than five days after such payroll payment date).

Treatment of Employee Stock Purchase Plan. Pursuant to the Merger Agreement, Audentes, the Audentes Board and the Compensation Committee thereof, as applicable, have agreed to take all actions necessary to terminate Audentes’ 2016 Employee Stock Purchase Plan (the “ESPP”) and all outstanding rights thereunder as of the day immediately prior to the Expiration Date, contingent upon the occurrence of the closing of the Merger, and to effectuate the treatment of the ESPP as follows: (i) no new participants will be permitted to participate in the ESPP and participants may not increase their payroll deductions or purchase elections from those in effect as of December 2, 2019 and (ii) except for the offering or purchase period (if any) under the ESPP that is in effect on December 2, 2019, no offering or purchase period will be authorized, continued or commenced following December 2, 2019. If the Effective Time occurs during the final offering period, the final offering period will terminate no later than the day immediately prior to the Expiration Date, and Audentes will cause the exercise date applicable to the final offering period to accelerate and occur on such termination date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the ESPP at the end of the final offering period will be used to purchase whole Shares under the terms of the ESPP for such offering period, and such Shares will be canceled at the Effective Time in exchange for the right to receive an amount in cash equal to the product of (x) the number of Shares and (y) the Offer Price as promptly as practicable following the purchase of such Shares. Audentes will return to each participant the funds, if any, that remain in such participant’s account after such purchase.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Astellas, Purchaser or Audentes, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by the Disclosure Letter. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Audentes has made representations and warranties to Astellas and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capital structure;

•	authority, execution and enforceability;

•	no conflicts and required consents;

•	subsidiaries and equity interests;

•	SEC filings and disclosure controls and internal controls over financial reporting;

•	financial statements and undisclosed liabilities;

•	the absence of any Company Material Adverse Effect (as defined below) and specified changes or events;

•	legal proceedings;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	broker’s and finder’s fees;

•	employee plans;

•	employment matters;

•	the opinion of its financial advisor;

•	taxes;

•	environmental matters;

•	compliance with laws and permits;

•	intellectual property and information technology assets;

•	material contracts;

•	regulatory matters;

•	real property;

•	insurance;

•	affiliate transactions;

•	takeover provisions;

•	title to assets;

•	books and records;

•	anti-corruption compliance;

•	data protections; and

•	sanctions.

Some of the representations and warranties in the Merger Agreement made by Audentes are qualified as to materiality or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, that has had a material adverse effect on (i) the business, operations, assets, properties, financial condition or results of operations of Audentes and Audentes’ subsidiaries, taken as a whole, or (ii) the ability of Audentes to consummate the transactions contemplated by the Merger Agreement on or before the Outside Date; provided that no such event, condition, change, occurrence or development of a state of facts will be considered in determining whether a Company Material Adverse Effect has occurred for purposes of clause (i) above to the extent that it results from:

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changes or proposed changes in any applicable law or GAAP or interpretation thereof (only if Audentes and its subsidiaries, taken as a whole, are not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);

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changes generally affecting the economy, or financial, credit or securities markets or regulatory, legislative or political conditions, in each case in the United States or elsewhere in the world (only if Audentes and its subsidiaries, taken as a whole, are not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);

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general conditions (or changes therein) in the industry in which Audentes and its subsidiaries operate (only if Audentes and its subsidiaries, taken as a whole, are not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);

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any legal proceeding asserted, threatened or commenced against Audentes or any of its directors or officers by any Audentes stockholder (in its capacity as such or through a derivative action) relating to the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, including any Proceeding relating to the disclosure in the Offer Documents or the Schedule 14D-9 or challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (collectively, “Transaction Litigation”);

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geopolitical conditions, the outbreak of hostilities, acts of terrorism, acts or threats of war, sabotage, cyber-intrusion, epidemics, natural or man-made disasters, weather-related event, fire or any national or international calamity, crisis or disaster or any escalation or worsening thereof occurring after December 2, 2019 (only if Audentes and its subsidiaries, taken as a whole, are not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);

•

any failure, in and of itself, by Audentes to meet any internal or published industry analyst projections or forecasts or estimates of revenues, earnings or other financial or operating metrics for any period before, or ending on or after December 2, 2019, or changes in the market price or trading volume of the Shares (it being understood and agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect);

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the announcement or pendency of the transactions contemplated by the Merger Agreement or the identity of Astellas (including any loss of or adverse change in the relationship of Audentes and its subsidiaries with their respective employees, contractors, customers, partners, suppliers, vendors, service providers, collaboration partners, licensors, licensees or any party having material business dealings with Audentes), it being understood and agreed that this clause will not apply with respect to any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement or the performance of obligations hereunder;

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the compliance with the express covenants contained in the Merger Agreement (excluding the requirement that Audentes will, and will cause its subsidiaries to, conduct their business only in the ordinary course of business and comply with the other affirmative covenants described below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Conduct of Business Pending the Merger”);

•	any action not required by the terms of the Merger Agreement and taken by Audentes at Astellas’ written request or with Astellas’ written consent;

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the results of, or data derived from, preclinical or clinical studies of any competitors of Audentes or announcements thereof, including with respect to any side effects, adverse events or safety observations;

•	FDA approval (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of Audentes’ products or product candidates; or

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any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or private payors, or any representative thereof, or any panel or advisory body empowered or appointed by any of the foregoing, relating to any of the products or product candidates of Audentes or of any competitors of Audentes (only to the extent such event, condition, change, occurrence or development of a state of facts does not result from any action taken (or the failure to take any action) by or at the direction of Audentes or any of its subsidiaries constituting fraud).

In the Merger Agreement, Astellas and Purchaser have made representations and warranties to Audentes with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority, execution and enforceability;

•	no conflicts and required consents;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	availability of funds to consummate the Offer and the Merger;

•	legal proceedings;

•	ownership of securities of Audentes; and

•	broker’s and finder’s fees.

Some of the representations and warranties in the Merger Agreement made by Astellas and Purchaser are qualified as to materiality or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, the term “Parent Material Adverse Effect” means any event, condition, change, occurrence, or development of a state of facts that, individually or in the aggregate, has had a material adverse effect on Astellas or Purchaser to perform their respective obligations under the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on or before the Outside Date.

None of the representations and warranties of the parties to the Merger Agreement and in any certificate or other writing delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Audentes has covenanted and agreed that, prior to the consummation of the Merger or earlier termination of the Merger Agreement except as set forth in the Disclosure Letter, as required by the express terms of the Merger Agreement or applicable law or unless Astellas otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed), Audentes will, and will cause its subsidiaries to (i) conduct their business only in the ordinary and usual course of business and consistent with past practice and (ii) use its commercially reasonable efforts to (1) preserve intact their respective present business organizations and assets, (2) keep available the services of its officers, employees and independent contractors, (3) maintain in effect all of its authorizations and (4) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with Audentes.

Audentes has further agreed that, except as expressly provided for by the Merger Agreement or as set forth prior to execution of the Merger Agreement in the Disclosure Letter, Audentes will not, and will not permit its subsidiaries to, prior to the consummation of the Merger or earlier termination of the Merger Agreement, either directly or indirectly do any of the following without the prior written consent of Astellas (which consent will not be unreasonably withheld, conditioned or delayed):

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sell, pledge, dispose of, assign, lease, license, dedicate to the public, or otherwise transfer, or create or incur any lien on, any of Audentes’ or its subsidiaries’ assets (including any intellectual property owned by or licensed to Audentes or any of its subsidiaries), securities, properties, interests or businesses, other than (1) in the case of any intellectual property owned by or licensed to Audentes or any of its subsidiaries, any non-exclusive and non-material license granted by Audentes or any of its subsidiaries to vendors and other similar subcontractors working on Audentes’ or any of its subsidiaries’ behalf in the ordinary course of business consistent with past practice and (2) in the case of any other assets of Audentes or of any of its subsidiaries, in the ordinary course of business consistent with past practice;

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acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business consistent with past practice;

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merge or consolidate Audentes or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Audentes or any of its subsidiaries (other than the Merger);

•	amend, modify, waive, rescind or otherwise change Audentes’ or any of its subsidiaries’ charter documents;

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(1) split, combine or reclassify any shares of its capital stock, (2) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by any of Audentes’ subsidiaries or (3) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of Audentes’ or its subsidiaries’ securities, other than in the case of the forfeiture of Company Stock Options or Company RSUs in accordance with their terms or the acquisition or repurchase of Shares upon the exercise of Company Stock Options or vesting of Company RSUs (including in order to satisfy applicable withholding taxes)

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(1) issue, sell, grant, or authorize any of the foregoing actions in connection with, any of Audentes’ or its subsidiaries’ securities other than the issuance of (A) any Shares upon the exercise of Company Stock Options or purchase rights under the ESPP or vesting of Company RSUs, in each case, that were outstanding on December 2, 2019 (or, in the case of the ESPP, is made pursuant to elections in effect on December 2, 2019) in accordance with their terms on December 2, 2019 and (B) any of Audentes’ subsidiaries’ securities to Audentes; (2) amend any term of any of Audentes or its subsidiaries’ securities (in each case, whether by merger, consolidation or otherwise); or (3) enter into any agreement with respect to the voting or registration of any of Audentes’ or its subsidiaries’ securities;

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create, incur, assume, suffer to exist or otherwise become liable (whether directly, contingently or otherwise) with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of Audentes’ existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Audentes or any of its subsidiaries;

•	make any loans, advances or capital contributions to, or investments in, any other Person, other than advances to its employees in the ordinary course of business consistent with past practice;

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(1) with respect to any director, officer, employee or individual contractor of Audentes or any of its subsidiaries, (A) grant or increase any severance, change of control, retention, termination or similar pay, compensation, bonus or benefits, or amend any existing arrangement relating thereto, (B) enter into any employment, consulting, severance, retention, change in control, termination, retirement, deferred compensation or other similar agreement (or amend or terminate any such existing agreement) or (C) pay any compensation or benefit not provided for under any Audentes employee benefit plan; (2) establish, adopt or amend (except as required by applicable law) any Audentes employee benefit plan, including any collective bargaining agreement; (3) enter into any trust, annuity or insurance contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit; or (4) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to, gross up or indemnify, or otherwise reimburse any current or former service provider for any tax incurred by such service provider, including under Section 409A or Section 4999 of the Code, or (5) hire or engage the services of any individual as a director, officer, employee or individual contractor or terminate (other than for cause (as defined in accordance with any applicable Audentes employee benefit plan) such that the termination of employment will not entitle the affected individual to any severance benefits, as determined by Audentes in good faith in consultation with outside legal counsel) the service of any such Person, other than with respect to any such Person who is below the level of vice president in the ordinary course of business; provided that these provisions will not restrict Audentes or any of its subsidiaries from providing employees who are newly hired in accordance with the foregoing clause (5) with compensation and benefits (excluding equity compensation, but not excluding other cash compensation in lieu thereof; provided that any such cash compensation provided in lieu of equity compensation is subject to a vesting schedule that is consistent with past practice for equity compensation offered to similarly situated new employees) (including for the avoidance of doubt, permitting such employees to be eligible for severance and other benefits made generally available to non-executive employees);

•	commence any offering or offering period under the ESPP;

•	grant, amend or modify, or exercise any discretionary authority to accelerate the vesting of, any awards under any Audentes incentive equity plan (other than the ESPP);

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(1) forgive any loans to directors, officers, employees or any of their respective affiliates or (2) enter into any transactions or contracts with any affiliates or other Person that would be required to be disclosed by Audentes under Item 404 of Regulation S-K of the SEC;

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(1) waive, release, pay, discharge or satisfy any liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business; (2) except in the ordinary course of business, accelerate or delay collection in any material respect of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; or (3) delay or accelerate in any material respect payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice or vary its inventory practices in any material respect other than in the ordinary course of business;

•	make any material change in Audentes’ methods of accounting, except as required by GAAP, Regulation S-X of the Exchange Act or applicable rules and regulations of the SEC;

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make (except on an originally filed tax return), change, or rescind any material tax election, change any annual tax accounting period, change any method of tax accounting, amend any income or other material tax returns or file claims for tax refunds except to the extent otherwise required by law, extend the statute of limitations with respect to any income or other material tax return, enter into any closing agreement with respect to a material tax, settle or compromise any material tax claim, audit or assessment, or surrender any right to claim a material tax refund;

•	write up, write down or write off the book value of any assets, in the aggregate, except in accordance with GAAP consistently applied;

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compromise or settle any legal proceeding or other claim (except with respect to immaterial routine matters in the ordinary course of business consistent with past practice that involve the payment of monetary damages in a total amount not to exceed $250,000 and do not (1) include any other obligation to be performed by, or limitation upon, Audentes or any of its subsidiaries, Astellas, Purchaser or their affiliates that is material to Audentes or any of its subsidiaries, Astellas, Purchaser or their affiliates; or (2) result in any (A) imposition of equitable relief on, or the admission of wrongdoing by, Audentes or any of its subsidiaries or (B) actual or potential violation of any criminal law);

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(1) terminate, cancel, assign, renew or agree to any material amendment of, change in or waiver under any Material Contract, (2) enter into any contract that, if existing on December 2, 2019, would be a Material Contract or (3) amend or modify any contract in existence on December 2, 2019 that, after giving effect to such amendment or modification, would be a Material Contract, in each case (A) other than in the ordinary course of business consistent with past practice with respect to contracts that, if they do or were to exist on December 2, 2019 (as amended, if applicable), would be a Material Contract under certain provisions of the definition thereof.

•	other than in the ordinary course of business consistent with past practice, incur or authorize any capital expenditures or any obligations or liabilities in respect thereof;

•

convene any regular or special meeting (or any adjournment or postponement thereof) of the Audentes stockholders other than, to the extent required by applicable law or a judgment of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of Audentes’ auditors and other routine matters; provided that Audentes will use its commercially reasonable efforts to oppose any Audentes stockholder proposal presented at any such meeting (provided, for the avoidance of doubt, that such efforts will not require Audentes’ directors to take any action that the Audentes Board determines in good faith would be inconsistent with their fiduciary duties under applicable law);

•	cancel, fail to renew, terminate or materially amend any material insurance policies without obtaining continuous and comparable substitute coverage;

•

(1) extend, amend, condition, restrict, waive, cancel, abandon, modify or otherwise alter any rights in or to any intellectual property owned, controlled, licensed or used or held for use by Audentes or its subsidiaries in a manner that is materially adverse to Audentes or any of its subsidiaries or (2) fail to diligently prosecute any material patent application or to maintain any issued patent, in either case, owned by Audentes or any of its subsidiaries or fail to diligently prosecute or maintain any exclusively licensed intellectual property as to which Audentes or any of its subsidiaries controls the prosecution or maintenance thereof, as applicable, in the case of (2), other than in the ordinary course of business or in Audentes’ exercise of good faith business judgment, consistent with past practice;

•

(1) abandon, withdraw, cancel, fail to renew or permit to lapse (A) any material intellectual property owned by Audentes or (B) any material intellectual property that is exclusively licensed to Audentes to the extent that Audentes has the right to take or cause to be taken such action pursuant to the terms of the applicable contract under which such intellectual property is licensed to Audentes, (2) fail to renew (to the extent renewable at the option of Audentes) or terminate any Material Contract under which material intellectual property is licensed to Audentes, or (3) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of Audentes that is included in intellectual property in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of publication of a Patent application filed by Audentes or in connection with any required regulatory filing;

•

(1) commence any clinical study of which Astellas has not been informed prior to December 2, 2019, (2) unless mandated by any governmental authority, discontinue, terminate or suspend any ongoing clinical study or (3) except as required by applicable law, as determined in good faith by Audentes, discontinue, terminate or suspend any ongoing IND-enabling preclinical study, in each case (2)-(3), without first consulting Astellas in good faith; or

•	agree, resolve or to take any of the foregoing actions.

Access to Information. Prior to the consummation of the Merger or earlier termination of the Merger Agreement, Audentes has agreed to provide Astellas, Purchaser and their respective representatives reasonable access during normal business hours to Audentes’ officers, employees, agents, properties, facilities, books, records, contracts and other assets, and promptly furnish to Astellas, Purchaser and their respective representatives copies of all existing financial, operating and other data and information as such persons may from time to time reasonably request, subject to customary procedures and exceptions.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that after the Effective Time, the Surviving Corporation will (i) fulfill and honor all rights and obligations to indemnification by Audentes (including advancement of expenses) now existing in favor of each person who is now, or has been at any time prior to December 2, 2019 or who becomes prior to the Effective Time an officer or director of Audentes or its subsidiaries (each an “Indemnified Party”) and (ii) to the fullest extent permitted under applicable law and subject to the terms in the Merger Agreement, indemnify, defend and hold harmless each Indemnified Party against any and all losses, claims, damages, liabilities, costs, fees, expenses, judgments, fines, penalties or liabilities in connection with or arising in whole or in part out of actions, omissions, suits or other proceedings in which such Indemnified Party may be involved or with which he or she may be threatened (an “Indemnified Proceeding”) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Audentes or otherwise in connection with any action taken or not taken at the request of Audentes, whether or not the Indemnified Party continues in such position at the time such Indemnified Proceeding is brought or threatened and at, or at any time prior to, the Effective Time. The Surviving Corporation’s foregoing obligations will continue in full force and effect for a period of six years from the Effective Time and will not be terminated or modified in any manner that would adversely affect any such Indemnified Party.

The Merger Agreement further provides that the Surviving Corporation will maintain the directors’ and officers’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Audentes’ directors’ and officers’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement (the “Existing Policies”); provided that the Surviving Corporation will not be obligated to pay an amount per year (the “Maximum Amount”) in excess of 250% of the annual premium Audentes paid in its most recent renewal of the Existing Policies. Audentes may obtain prepaid “tail” or “runoff” policies prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time, including, in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed the Maximum Amount. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Standard of Efforts. Subject to the terms and conditions of the Merger Agreement, each party has agreed to use (and to cause its respective subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make the transactions contemplated by the Merger Agreement effective in the most expeditious manner practicable. Each of Astellas and Audentes will not, and will not permit their respective subsidiaries to, enter into any definitive agreement to acquire or consummate any transaction acquiring any ownership interest or assets of any Person, the effect of which would reasonably be expected to materially impair, materially delay or prevent any required approvals, or expiration of the waiting period, under the HSR Act, or require any approvals or filings under any other applicable antitrust law. In furtherance of, and not in limitation of the foregoing, Astellas and Audentes (and their respective controlled affiliates, if applicable) have agreed to: (i) as promptly as practicable, and in any event by December 16, 2019 (or such other time as mutually agreed by the parties), file or cause to be filed with the United States Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act with respect to the transactions contemplated by the Merger Agreement; (ii) as promptly as practicable after December 2, 2019, make appropriate filings pursuant to any other applicable antitrust law with respect to the transactions contemplated by the Merger Agreement; (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain any required authorizations under any applicable antitrust laws as soon as practicable; and (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by the Merger Agreement.

Each party has agreed to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the transactions contemplated by the Merger Agreement,

(ii) promptly notify the other party of any communication received from, or given to, any governmental authority or third party with respect to the transactions contemplated by the Merger Agreement and keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, or other communication, (iii) subject to applicable law, and to the extent practicable, permit the other party to review in advance any proposed communication by it to any governmental authority or third party with respect to the transactions contemplated by the Merger Agreement, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated by the Merger Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend, (v) pull and re-file any notice under the HSR Act only if the other party consents (which consent shall not be unreasonably withheld), and (vi) furnish the other party with non-confidential copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such governmental authority or its staff on the other hand, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement. At Astellas’ request, Audentes will give (or will cause its applicable subsidiary to give) any notices to third parties, and use, and cause its subsidiaries to use, their reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under any Material Contracts or other contracts in connection with consummation of the transactions contemplated by the Merger Agreement; provided that neither Audentes nor any of its subsidiaries will, without the prior written consent of Astellas, agree to, or proffer, any consent fee, concession or other modification to the terms and conditions of any contract in order to obtain any such consent. Audentes will coordinate and cooperate with Astellas in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts in connection with consummation of the transactions contemplated by the Merger Agreement and seeking any such actions, consents, approvals or waivers.

In no event will Astellas or Purchaser be required to offer, accept or agree to, and Audentes will not, without Purchaser’s prior written consent, offer, accept or agree to (1) divest, dispose of or hold separate, or cause any subsidiary of Audentes to dispose of or hold separate, any portion of the businesses, operations, assets or product lines of Astellas, Audentes or any of their respective subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Astellas, Audentes or any of their respective subsidiaries), (2) restrict, prohibit or limit the ability of Astellas, Audentes or any of their respective subsidiaries to conduct its business or own its assets, (3) restrict, prohibit or limit the ownership or operation by Audentes, Astellas or any of their respective subsidiaries of all or any portion of the business or assets of Astellas, Audentes, the Surviving Corporation or any of their respective affiliates in any part of the world, (4) cause Astellas or any of its subsidiaries to divest any Shares, or (5) impose limitations on the ability of Astellas or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares acquired or owned by Astellas or any of its subsidiaries on all matters properly presented to the Audentes stockholders; provided, however that Astellas and Purchaser will be required to take the actions in the foregoing clauses (1), (2), (3), (4) or (5) with respect to Audentes (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Astellas and its subsidiaries as a result of the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, in no event will Astellas or any of its subsidiaries be obligated to litigate or participate in any litigation brought by any governmental authority seeking any action Astellas and Purchaser are not required to take described in this paragraph or to enjoin, make illegal or otherwise prohibit consummation of the consummation of the Offer or the Merger.

Employee Matters. Pursuant to the Merger Agreement, until the first anniversary of the date of the closing of the Merger, Astellas has agreed provide to each individual who is employed by Audentes immediately prior to the Effective Time and who is located in the United States and continues employment with Astellas or any of its affiliates (each, a “Continuing Employee”) (i) a base salary or wage rate and target cash incentive opportunity that, in each case, is no less favorable than those provided to such Continuing Employee by Audentes immediately prior to the Effective Time and (ii) employee benefits (excluding equity plans or cash compensation granted in lieu of equity compensation) that are at least substantially equivalent, in the aggregate, to those provided to such Continuing Employees by Audentes immediately prior to the Effective Time.

Following the Effective Time, Astellas will, or will cause the Surviving Corporation to, fully recognize all service of the Continuing Employees for the purposes of vesting and eligibility to participate in employee benefit plans maintained by Astellas or its affiliates for which the Continuing Employee is otherwise eligible to participate (but such service credit will not be provided for benefit of accrual purposes, except for vacation and severance, as applicable); provided, however, that service of a Continuing Employee prior to the Effective Time will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs maintained by Astellas or its affiliates in which any Continuing Employee participates after the Effective Time. In no event will the recognition of a Continuing Employee’s prior service result in any duplication of benefits for the same period of service.

The Merger Agreement also requires Astellas to, or cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Audentes applicable to such Continuing Employee prior to the Effective Time and (ii) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

The Merger Agreement also requires Astellas to, or cause the Surviving Corporation to, as applicable (and without duplication of benefits), assume liability with respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employees immediately prior to the Effective Time. Continuing Employees will be allowed to use such accrued personal, sick or vacation time in accordance with the practice and policies of Astellas or the Surviving Corporation, as may be amended from time to time.

None of Astellas or any of its affiliates will be obligated to continue to employ any Continuing Employee for any period of time following the Effective Time. Without limiting the above mentioned obligations with respect to Continuing Employees, Astellas or its affiliates may revise, amend or terminate any Audentes employee benefit plan or any other employee benefit plan, program or policy in effect from time to time in accordance with the terms of such plan, program or policy and any requirements of applicable law. Nothing in the Merger Agreement will be construed as an amendment of any Audentes employee benefit plan.

Prior to the Effective Time, Audentes will take all actions necessary to terminate each Audentes incentive equity plan (other than the ESPP) and Audentes’ 401(k) plan, if requested by Astellas at least ten days prior to the consummation of the Merger, such terminations to be effective no later than the day immediately prior to the consummation of the Merger, in each case, in accordance with terms of such plan and applicable law. All resolutions, notices or other documents issued, adopted or executed in connection with the implementation of this section will be subject to Astellas’ prior review and approval.

Transaction Litigation. Audentes has agreed to promptly advise Astellas in writing of any Transaction Litigation and to keep Astellas informed on a reasonably prompt basis regarding any such Transaction Litigation. In addition, Audentes will give Astellas the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with counsel to Audentes regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation. For purposes of this provision, “participate” means that Astellas will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation, and Astellas may offer comments or suggestions with respect to such Transaction Litigation which Audentes will consider in good faith; provided that Audentes will not settle or compromise or agree to settle or compromise any Transaction Litigation without Astellas’ prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), except (i) to the extent such settlement is fully covered by Audentes’ insurance policies (other than any applicable deductible) or (ii) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9, but in each case of clauses (i) and (ii) only if such settlement would not result in the imposition of any restriction on the business or operations of Audentes or its affiliates and contains a full and unconditional release of and covenant not to sue all parties and their representatives.

Appraisal Actions. Under the Merger Agreement, Audentes will serve notice to Astellas within one business day of any demands received by Audentes for appraisal of any Shares, and Astellas will have the right to participate in and direct (provided, that such direction may not result in a binding obligation on the part of Audentes that is effective prior to the Effective Time) all negotiations and proceedings with respect to such demands. Audentes will not, without the prior written consent of Astellas, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

No Solicitation. Under the Merger Agreement, Audentes will not, will cause its subsidiaries not to, and will not authorize or knowingly permit its and its subsidiaries’ respective representatives to, directly or indirectly (other than with respect to Astellas or Purchaser):

•

solicit, initiate, propose or knowingly encourage any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal;

•

except as otherwise expressly permitted by the provisions outlined below, enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any third party any information or data relating to, afford access to the business, properties, assets, books or records of Audentes and its subsidiaries in connection with, or otherwise cooperate with any person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than, solely in response to an inquiry that did not result from or arise in connection with a breach of the provisions described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation,” to refer the inquiring person to the relevant provisions of the Merger Agreement and to limit its communication exclusively to such referral);

•

grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract);

•

enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring Audentes to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement; or that would otherwise materially impede the ability of Astellas and Purchaser to consummate the Offer and the Merger; or

•	resolve, propose or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the Merger Agreement, if in response to a bona fide written Acquisition Proposal made by a third party after December 2, 2019 (x) not resulting from a breach and (y) in circumstances not involving a material breach of the provisions described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation,” the Audentes Board or a committee thereof determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Audentes Board under applicable law, then Audentes may, at any time prior to the consummation of the Offer (but in no event after such time), enter into an Acceptable Confidentiality Agreement (as defined below) with such third party making such an Acquisition Proposal. Audentes may thereafter (1) furnish information and data with respect to Audentes and its subsidiaries and afford access to the business, personnel, properties, assets, books and records of Audentes and its subsidiaries to, and (2) enter into, maintain and participate in discussions or negotiations with, the third party making such Acquisition Proposal and its representatives; provided, that Audentes will concurrently provide to Astellas any information and data concerning Audentes or any subsidiary or access provided to such third party which was not previously made available to Astellas.

Audentes is required to ensure that its representatives are aware of the relevant no solicitation provisions of the Merger Agreement. Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by any subsidiary or representative of Audentes or its subsidiaries will be deemed a breach by Audentes; provided, that solely for purposes of this sentence only, except as otherwise set forth in the Disclosure Letter, “representative” does not include any employee who is below the level of senior director (as indicated in the Audentes employee census set forth in the Disclosure Letter) or any outside consultant, in each case, who is not acting at the direction or permission of Audentes or any representative who is aware of the provisions described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” (such employees and contractors that are not included, the “Specified Persons”). Audentes may not terminate, waive, amend, release or modify any material provision of any Acceptable Confidentiality Agreement.

Audentes is required to, as promptly as practicable, and in any event no later than the earlier of 48 hours or one business day after receipt thereof, notify Astellas in writing of any Acquisition Proposal or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal which notification will include (i) a copy of the applicable written Acquisition Proposal, inquiry, proposal or offer (or, if oral, a summary of the material terms and conditions of such Acquisition Proposal, inquiry, proposal or offer) and (ii) the identity of the third party making such Acquisition Proposal. Audentes must thereafter keep Astellas reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing confidentiality and other terms that are no less favorable to the Audentes in the aggregate than those contained in the Non-Disclosure Agreement (defined below); provided that such agreement may omit a “standstill” or similar obligation to the extent Astellas has been or is, concurrently with entry into such agreement, released (and notified of such release) from any “standstill” or similar obligation in the Non-Disclosure Agreement.

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving:

•

any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of Audentes, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of Audentes;

•

any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of Audentes and its subsidiaries, taken as a whole;

•

any sale of all, substantially all or any material portion of rights to, or license of, or joint venture or partnership with respect to Audentes’ products AT132 or AT845 or any successors thereof (other than a non-exclusive and non-material license granted by Audentes or any of its subsidiaries in the ordinary course of business consistent with past practice); or

•

any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Audentes, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of Audentes and its subsidiaries, taken as a whole.

“Specified Agreement” means a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal.

“Superior Proposal” means a bona fide written Acquisition Proposal made by any third party after December 2, 2019 and not as a result of the Audentes’ breach of the provisions described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” that is on terms that the Audentes Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation), taking into account all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal (including any conditions to closing, financing, timing, any applicable break-up fees and expense reimbursement provisions, and ability of such third party to consummate the Acquisition Proposal), (i) would, if consummated, result in a transaction that is more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement (including any revisions to the terms of the Merger Agreement proposed by Astellas pursuant to the matching negotiation provisions described above) and (ii) is reasonably likely to be consummated on the terms proposed; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” will be deemed to be references to “more than 50%”. Wherever the term “group” is used in this subsection of the Merger Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.

Company Adverse Recommendation Change. As described above, and subject to the provisions described below, the Audentes Board has determined to recommend that Audentes stockholders accept the Offer and tender their Shares to Purchaser in the Offer. The Audentes Board also agreed to include its recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Astellas to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Under the Merger Agreement, except as described below, neither the Audentes Board nor any committee thereof will:

•	withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or publicly propose to do any of the foregoing), in a manner adverse to Astellas, its recommendation;

•

adopt, approve, recommend, submit to the holders of Shares or declare advisable or make any recommendation other than a rejection of (or publicly propose to do any of the foregoing), any Acquisition Proposal; or

•	take any action to exempt any person (other than Astellas or its subsidiaries) or any action taken by any person (other than Astellas or its subsidiaries) from any takeover provision.

However, at any time prior to the consummation of the Merger or earlier termination of the Merger Agreement, the Audentes Board may change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement, in each case if, and only if:

(a)

Audentes has complied with other provisions summarized under this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” above with respect to such change or Specified Agreement or any related Acquisition Proposal;

(b)

the Audentes Board determines in good faith, after consultation with the Audentes’ outside legal counsel, that the failure to change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties under applicable law;

(c)

Audentes has given Astellas written notice of the Audentes Board’s intention to change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement not earlier than 11:59 p.m. Tokyo time on the fifth business day in Japan after Astellas receives such written notice;

(d)

if not in connection with an Intervening Event, the decision of the Audentes Board to change its recommendation must be in connection with an Acquisition Proposal or with Audentes’ intent to terminate the Merger Agreement to enter into a Specified Agreement, and Audentes must have complied with the requirements set forth below, as follows:

(i)	prior to giving effect to paragraphs (ii) through (v) below, the Audentes Board must have determined that such Acquisition Proposal is a Superior Proposal;

(ii)

Audentes must have made available to Astellas in writing the material terms and conditions of such Acquisition Proposal and a copy of any proposed letter of intent, definitive agreement or similar documents containing such material terms and conditions;

(iii)

Audentes must have negotiated in good faith with Astellas (and caused its representatives to negotiate with Astellas), to the extent that Astellas desires to negotiate, during the five-business day period provided in paragraph (c) above with respect to such proposed revisions to the Merger Agreement or other proposals made by Astellas, if any, so that the Acquisition Proposal would no longer constitute a Superior Proposal;

(iv)

after considering the results of negotiations with Astellas and taking into account the proposals that Astellas has committed to in writing that are irrevocable until at least six hours after the expiration of the five-business day period provided in paragraph (c) above, if any, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, the Audentes Board must have determined in good faith that such Acquisition Proposal remains a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Audentes Board under applicable law; and

(v)

if Audentes intends to terminate the Merger Agreement to enter into a Specified Agreement, Audentes must have complied with its obligations, including payment of the Termination Fee, pursuant clause (d)(i) of Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Termination”.

With respect to an Intervening Event, the Audentes Board may change its recommendation, if and only if:

(a)

it determines in good faith, after consultation with Audentes’ outside legal counsel, that the failure to change its recommendation would be inconsistent with the fiduciary duties of the Audentes Board under applicable law;

(b)

Astellas must have received from Audentes written notice not later than 11:59 p.m. Tokyo time on the fifth business day prior to the change of recommendation, describing the Intervening Event in reasonable detail;

(c)

during the five-business day period provided in paragraph (b) above, Audentes must have negotiated in good faith with Astellas (and caused its representatives to negotiate with Astellas), to the extent that Astellas desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals made by Astellas, if any, that would obviate the requirement to make a change; and

(d)

after considering the results of negotiations with Astellas and taking into account the proposals that Astellas has committed to in writing that are irrevocable until at least six hours after the expiration of the five-business day period provided in paragraph (b) above, if any, after consultation with its outside legal counsel, the Audentes Board must have determined in good faith that the failure to change its writing would be inconsistent with the fiduciary duties of the Audentes Board under applicable law.

The Merger Agreement does not prohibit Audentes from:

•	taking and disclosing a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act;

•

making any disclosure to the holders of Audentes shares, if the Audentes Board determines in good faith, after consultation with outside legal counsel, that the failure to take such position or make such disclosure would be inconsistent with its fiduciary duties under applicable law or any disclosure requirement under applicable law; or

•	making any disclosure that constitutes a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act;

provided that this provision will not permit the Audentes Board to make an adverse recommendation change, except to the extent permitted by the no solicitation provisions described above (it being understood that, without limitation, (x) any “stop, look and listen” letter or similar communication pursuant to Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to Audentes’ stockholders that describes Audentes’ receipt of an Acquisition Proposal, and the provisions of the Merger Agreement that apply thereto and contains a statement that expressly reaffirms the Audentes Board has not effected an adverse recommendation change will be deemed to not be an adverse recommendation change).

“Intervening Event” means any material fact, event, change, development or circumstance that was neither known to, nor reasonably foreseeable by, the Audentes Board as of December 2, 2019 (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable as of December 2, 2019), affecting the business, assets or operations of Audentes and its subsidiaries, taken as a whole, and not relating to any Acquisition Proposal, which becomes known to Audentes Board prior to the Acceptance Time, other than:

•	the receipt, existence of or terms of an Acquisition Proposal,

•	any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof,

•	developments or changes in the biotechnology, gene therapy or pharmaceutical industry generally,

•	changes, in and of itself, in the market price or trading volume of the Shares; or

•	the fact that, in and of itself, Audentes exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the consummation of the Offer as follows:

(a)	by mutual written consent of Astellas and Audentes;

(b)	by either Audentes or Astellas by written notice to the other, if:

(i)

the Acceptance Time has not occurred on or prior to June 2, 2020 (the “Outside Date”); provided that Audentes or Astellas may extend the Outside Date to September 2, 2020 upon written notice to the other party no earlier than the fifth business day prior to the initial Outside Date and no later than the initial Outside Date if (1) the Offer Condition set forth in paragraph (b) in Section 15 – “Conditions of the Offer” below has not been satisfied as of the initial Outside Date and (2) the Offer Conditions set forth in paragraphs (c)(iii), (c)(iv) and (c)(v) in Section 15 – “Conditions of the Offer” have been satisfied as of the initial Outside Date; provided, further, that the right to terminate the Merger Agreement pursuant to the provision described in this (b)(i) will not be available to any party whose failure in any material respect to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or prior to the Outside Date;

(ii)

any final, non-appealable judgment preventing the consummation of the Offer or the Merger has been issued by any governmental authority of competent jurisdiction and remain in effect or there is any law enacted or deemed applicable to the Offer or the Merger that makes consummation of the Offer or the Merger illegal; provided that a party may not terminate under the provision described in this (b)(ii) if the issuance of such judgment was primarily caused by or the result of the failure of such party to perform in any material respect any of its obligations under the Merger Agreement;

(iii)

if the Offer has expired (and not been extended) without the acceptance for payment of Shares pursuant to the Offer; provided that a party may not terminate under the provision described in this (b)(iii) if a breach in any material respect by such party of any provision of the Merger Agreement has primarily caused the failure of the acceptance for payment of the Shares pursuant to the Offer;

(c)	by Astellas by written notice to Audentes, if:

(i)

(1) the Audentes Board has changed its recommendation as described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Company Adverse Recommendation Change,” (2) at any time after receipt or public announcement of an Acquisition Proposal, the Audentes Board has failed to reaffirm its recommendation as promptly as practicable (but in any event within five business days (or, if the Outside Date is fewer than five business days after Audentes’ receipt of such request, by the close of business on the business day immediately preceding the Outside Date)) after receipt of any written request to do so by Astellas (provided that Astellas is only allowed to make two such reaffirmation requests with respect to each such public announcement prior to the Acceptance Time, and other than in connection with the commencement of a tender offer or exchange offer) or (3) a tender offer or exchange offer subject to Regulation 14D under the Exchange Act relating to the Shares has been commenced by a third party and Audentes has not sent to the holders of Shares pursuant to Rule 14e-2 under the Exchange Act, within five business days after the commencement of such tender offer or exchange offer, a statement on Schedule 14D-9 reaffirming the Audentes Board’s recommendation and recommending that the holders of Shares reject such tender or exchange offer;

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Audentes set forth in the Merger Agreement has occurred that would cause the Offer Conditions set forth in paragraphs (c)(iii) or (c)(iv) in Section 15 – “Conditions of the Offer” (other than in the case of a breach of certain covenants or agreements relating to non-solicitation and adverse recommendation changes as described above), as applicable, not to be satisfied; provided that, if such a breach is curable by Audentes within the earlier of the Outside Date and twenty business days of the date Astellas gives the Audentes notice of such breach and Audentes is continuing to use its reasonable best efforts to cure such breach, then Astellas may not terminate on account of such breach unless such breach remains uncured upon the earlier of such dates; provided, further, that Astellas will not be entitled to terminate under the provision described in this (c)(ii) if either Astellas or Purchaser is in breach of its obligations under the Merger Agreement such that the Audentes would be entitled to terminate the Merger Agreement; or

(iii)	Audentes has Willfully Breached (as defined below) its obligations described in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation”;

(d)	by Audentes by written notice to Astellas;

(i)

in order to accept a Superior Proposal and enter into the Specified Agreement relating to such Superior Proposal, if (1) such Superior Proposal did not result from any breach of the obligations described in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” with respect to such Superior Proposal and any Acquisition Proposal that was a precursor thereto, (2) the Audentes Board, after satisfying all of the requirements described in Section 11 – “The Merger Agreement; Other Agreements –Merger Agreement – No Solicitation,” has authorized Audentes to enter into a Specified Agreement and (3) Audentes has paid the Termination Fee (as defined below) concurrently, and has entered into the Specified Agreement concurrently with, the termination of the Merger Agreement;

(ii)

if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Astellas or Purchaser set forth in the Merger Agreement has occurred, which breach or failure to perform has had, or would reasonably be expected to have, a Parent Material Adverse Effect; provided that if such a breach is curable by Astellas within the earlier of the Outside Date and twenty business days of the date Audentes gives Astellas notice of such breach and Astellas is continuing to use its reasonable best efforts to cure such breach, then Audentes may not terminate on account of such breach unless such breach remains uncured upon the earlier of such dates; provided further that Audentes will not be entitled to terminate under the provision described in this (d)(ii) if Audentes is in breach of its obligations under the Merger Agreement such that Astellas would be entitled to terminate; or

(iii)

if Purchaser fails to commence or consummate the Offer in accordance with the terms of the Merger Agreement and, in each case, such failure remains uncured at the expiration of five business days after the date Audentes gives Astellas notice of such failure; provided that Audentes may not terminate under the provision described in this (d)(iii) if Audentes’ breach of its obligations is the primary cause of, or resulted in, Purchaser’s failure to commence the Offer in accordance with the terms of the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force of effect without liability of any party (or any stockholder or representative of such party) to each other party, except that (i) certain specified provisions and definitions of the Merger Agreement will survive, including those described in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Audentes Termination Fee” below and (ii) none of Astellas, Purchaser or Audentes will be relieved from any liabilities or damages arising out of any fraud or Willful Breach of the Merger Agreement or any other agreement delivered in connection with the Merger Agreement.

Audentes Termination Fee. Audentes will pay to Astellas a fee of $104,100,000 (the “Termination Fee”) if:

(a)	Astellas terminates the Merger Agreement under the provisions described in (c)(i) or (c)(iii) above;

(b)	Audentes terminates the Merger Agreement under the provisions described in (d)(i) above; or

(c)

(1) Astellas, Purchaser or Audentes terminates the Merger Agreement under the provisions described in (b)(i) above (solely if, at the final Expiration Date of the Offer, the conditions described in paragraphs (b) and (c)(i) in

Section 15 – “Conditions of the Offer” have been satisfied; provided that if Audentes’ breach of its obligations under the Merger Agreement is the principal cause of the failure of the foregoing conditions to be satisfied, such conditions will deemed to have been satisfied for the this purpose), under the provision described in (b)(iii) (solely if, at the final Expiration Date of the Offer, the conditions described in paragraphs (b) and (c)(i) in Section 15 – “Conditions of the Offer” have been satisfied; provided that if Audentes’ breach of its obligations under the Merger Agreement is the principal cause of the failure of the foregoing conditions to be satisfied, such conditions will deemed to have been satisfied for the this purpose) or under the provisions described in (c)(ii) above as a result of a breach of a covenant in the Merger Agreement by Audentes (2) after December 2, 2019 an Acquisition Proposal is made to Audentes or directly to holders of Shares, and is not withdrawn prior to the date of termination, and (3) Audentes or any of its subsidiaries (A) consummates an Acquisition Proposal within 12 months after such termination or (B) enters into a definitive agreement to effect an Acquisition Proposal within 12 months that (x) is subsequently consummated at any time or (y) was proposed or publicly announced prior to the termination, in each case replacing “15%” in the definition of Acquisition Proposal with “50%.”

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement; provided that (1) for purposes of this “Willful Breach” definition, all representatives (excluding employees below the level of senior director or outside consultants who are not acting at the direction of Audentes or its representatives) will be deemed to have been made aware of the requirements described in “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” above and (2) the failure of Astellas or Purchaser to accept for payment and pay for the tendered Shares promptly following the Expiration Date after all Offer Conditions have been satisfied or waived in accordance with the terms of this Agreement will constitute a Willful Breach by Astellas and Purchaser, and Astellas will be liable to Audentes for such Willful Breach notwithstanding any termination of the Merger Agreement.

Enforcement. The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached.

The parties have further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in Delaware court. In any action for specific performance, each party has waived the defense of adequacy of a remedy at law and waived any requirement for the securing or posting of any bond in connection with such remedy, in addition to any other remedy to which they are entitled at law or in equity. The parties have not waived their right to seek any other form of relief that may be available under the Merger Agreement (including monetary damages) for breach of any of the provisions of the Merger Agreement or in the event the Merger Agreement has been terminated or in the event that the remedies at equity described here are not available or otherwise are not granted, and are not required to institute any proceeding for specific performance prior or as a condition to exercising any termination right (and pursuing damages after such termination).

Expenses. Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated; provided that Astellas will pay all filing fees payable pursuant to the HSR Act or any other applicable antitrust law.

Other Agreements

Non-Disclosure Agreement

Astellas and Audentes entered into a non-disclosure agreement, dated as of October 15, 2019 (the “Non-Disclosure Agreement”), in connection with a potential negotiated acquisition transaction that resulted in the Offer. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, Astellas agreed to keep confidential certain non-public information furnished by Audentes or its representatives to Astellas or its representatives, and all analyses or other materials containing such non-public information. Astellas also agreed that the non-public information furnished to Astellas will be used solely for the purpose of evaluating, proposing, negotiating and consummating the potential transaction that resulted in the Offer. If requested by Audentes, Astellas is required to promptly, at its own election, either return to Audentes or destroy all copies of the non-public information furnished to Astellas and its representatives under the Non-Disclosure Agreement; provided, however, that Astellas must destroy, and direct its representatives to destroy, any written or electronic data developed or derived from the non-public information furnished to Astellas, subject to certain customary exceptions. In addition, Astellas and Audentes agreed, subject to certain customary exceptions, to keep confidential the fact that any investigations, discussions or negotiations between the parties were taking place with respect to a potential transaction and that non-public information was made available to Astellas and its representatives.

The Non-Disclosure Agreement includes a standstill provision. Pursuant to this provision, Astellas agreed that, among other things and for a period of 12 months from the date of the Non-Disclosure Agreement, neither Astellas nor its controlled affiliates or subsidiaries will, without the prior consent of the Audentes Board or Audentes’ chief executive officer:

•

acquire or agree, offer, seek or propose to acquire, or cause to be acquired, any securities, options or rights to acquire or vote any securities, or all or a material portion of assets or businesses of Audentes;

•	make or participate in any solicitation to vote or seek to advise or influence any person with respect to the voting of any securities of Audentes;

•	form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to any voting securities of Audentes; or

•	participate in any financing for the purchase by any third party of any voting securities, or securities convertible or exchangeable into or exercisable for any voting securities, of Audentes.

The Non-Disclosure Agreement includes a no solicitation and no hire provision. Pursuant to this provision, Astellas agreed that, among other things and for a period of 12 months from the date of the Non-Disclosure Agreement, neither Astellas nor any of its controlled affiliates would solicit for employment any employee of Audentes or any of its subsidiaries at or above the level of vice president who became known to Astellas or its affiliates, or who Astellas or its affiliates had substantive interaction with, in each case in connection with evaluating a transaction. The restrictions in the no solicitation and no hire provision will not apply to:

•	any such employee whose employment with Audentes has been terminated at least three months prior to commencement of employment discussions with Astellas;

•	any such employee who responds to any general solicitation for employment or broad-based recruitment efforts not specifically directed at Audentes or their respective employees; or

•	any such employee who contacts Astellas or its affiliates at his or her own initiative.

This summary of the Non-Disclosure Agreement is only a summary and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for Audentes

Purpose of the Offer

The purpose of the Offer is for Astellas, through Purchaser, to acquire control of, and would be the first step in Astellas’ acquisition of the entire equity interest in, Audentes. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Audentes Board has unanimously: (i) determined that the Offer, the Merger, Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the stockholders of Audentes, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Audentes.

If the Offer is consummated, we do not anticipate seeking the approval of Audentes’ remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Audentes’ stockholders in accordance with Section 251(h) of the DGCL.

Plans for Audentes

After completion of the Offer and the Merger, Audentes will be an indirect, wholly-owned subsidiary of Astellas. In connection with Astellas’ consideration of the Offer, Astellas has developed a plan, on the basis of available information, for the combination of the business of Audentes with that of Astellas. Astellas plans to integrate Audentes’ business into Astellas. Astellas will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Astellas and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Audentes (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Audentes, (iii) any material change in Audentes’ capitalization or dividend policy or (iv) any other material change in Audentes’ corporate structure or business, (v) any change to the board of directors or management of Audentes, (vi) a class of securities of Audentes being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Audentes being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Audentes will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of Audentes’ common stock will be held by Astellas.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Audentes does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Astellas will seek to cause the listing of Shares on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Audentes to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Audentes to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Audentes, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Audentes and persons holding “restricted securities” of Audentes to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14. Dividends and Distributions

The Merger Agreement provides that from December 2, 2019 to the Effective Time, without the prior written consent of Astellas, Audentes will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock of Audentes (other than dividends payable by a subsidiary of Audentes).

15. Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below (the “Offer Conditions”). Neither Purchaser nor Astellas will be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if, at the then-scheduled expiration of the Offer, any of the following conditions exist:

(a)	the Minimum Condition has not been satisfied;

(b)	any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act has not been terminated or has not expired;

(c)	any of the following events, conditions, circumstances, state of facts or developments exist or has occurred and be continuing:

(i)

any judgment preventing the consummation of the Offer or the Merger has been issued by any governmental authority of competent jurisdiction and remain in effect, or there is any law enacted or deemed applicable to the Offer or the Merger that makes consummation of the Offer or the Merger illegal;

(ii)	Audentes and Astellas have agreed in writing that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

(iii)

(1) any of the representations and warranties of Audentes set forth in Section 5.1 (Organization), clause (f) of Section 5.2 (Capitalization), clauses (a) and (b)(i) of Section 5.3 (Authorization; No Conflict), Section 5.4

(Subsidiaries), Section 5.10 (Broker’s or Finder’s Fees), Section 5.13 (Opinion of Financial Advisor) or Section 5.23 (Takeover Provisions) of the Merger Agreement are not true and correct in all material respects as of December 2, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (2) any of the representations and warranties of Audentes set forth in clauses (a), (c) or (d) of Section 5.2 (Capitalization) of the Merger Agreement are not true and correct in all respects (other than de minimis inaccuracies) as of December 2, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (3) any of the representations and warranties of Audentes set forth in clause (a) of Section 5.7 (Absence of Material Adverse Effect) of the Merger Agreement are not true and correct in all respects as of December 2, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (4) any representations and warranties of Audentes set forth in the Merger Agreement (other than those listed in the preceding clauses (1), (2) or (3) of this (iii)) are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of December 2, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (4), where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

(iv)

Audentes has failed to perform or comply in any material respect with any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement prior to the Expiration Date and such failure remains uncured; or

(v)

since December 2, 2019, there has occurred any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(d)

Astellas has not received a certificate signed on behalf of Audentes by the chief executive officer or chief financial officer of Audentes to the effect that none of the conditions in (c)(iii), (c)(iv) and (c)(v) have occurred and are continuing.

The foregoing conditions are for the sole benefit of Astellas and Purchaser, may be asserted by Astellas or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Astellas or Purchaser in whole or in part at any time and from time to time in their sole discretion; provided that the Minimum Condition may be waived by Astellas and Purchaser only with the prior written consent of Audentes, which may be granted or withheld in Audentes’ sole discretion. The failure by Astellas or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Audentes with the SEC and other publicly available information concerning Audentes, we are not aware of any governmental license or regulatory permit that appears to be material to Audentes’ business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Audentes’ business or that certain parts of Audentes’ business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, that the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer and the consummation of the Merger has either expired or been terminated. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Astellas and Audentes will file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 16, 2019.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on December 31, 2019. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and Audentes may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Audentes or by Audentes supplying the requested information, Audentes is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Astellas) to divest the Shares, or (iv) to require us or Audentes to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which Audentes is engaged, Astellas and Audentes believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Astellas nor Audentes can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

Audentes is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Audentes Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement.

Audentes conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Audentes for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Audentes stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Astellas, Purchaser and Audentes will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Audentes stockholders in accordance with Section  251(h) of the DGCL.

17. Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the holders of Shares who: (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at

5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Audentes to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and twenty days after the date of mailing of the Schedule 14D-9, deliver to Audentes a written demand for appraisal of Shares held, which demand must reasonably inform Audentes of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18. Fees and Expenses

Purchaser has retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Astellas or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Astellas or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Astellas, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Audentes has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Audentes Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning Audentes” above.

Asilomar Acquisition Corp.

December 16, 2019

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ASTELLAS, PURCHASER AND ASTELLAS US

1. Directors and Officers of Astellas Pharma Inc. (“Astellas”)

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Astellas are set forth below. Unless otherwise specified below, the business address of each such director and executive officer is 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan, and each is a citizen of Japan.

Name and Position, Business Address and Citizenship (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Yoshihiko Hatanaka Representative Director, Chairman of the Board of Astellas	Representative Director, Chairman of the Board, Astellas, Apr 2018 – Present
Representative Director, President and CEO, Astellas, June 2011 – Apr 2018

Kenji Yasukawa, Ph.D. Representative Director, President and CEO of Astellas	Representative Director, President and CEO, Astellas, Apr 2018 – Present

Representative Directors, Executive Vice President, Astellas, June 2017 – Apr 2018

Sr. Corporate Executive, Chief Strategy Officer and Chief Commercial Officer, Astellas, Apr 2017 – Mar 2018

Sr. Corporate Executive, Chief Strategy Officer, Astellas, June 2012 – Mar 2017

Naoki Okamura Representative Director, Executive Vice President of Astellas	Representative Director, Executive Vice President, Astellas, June 2019 – Present

Corporate Executive Vice President, Chief Strategy Officer and Chief Financial Officer, Astellas, Oct 2019 – Present

Corporate Executive Vice President, Chief Strategy Officer, Astellas, Apr 2019 – Sept 2019

Corporate Executive, Chief Strategy Officer, Astellas, Apr 2018 – Mar 2019

Corporate Executive, Vice President, Corporate Planning, Astellas, June 2016 – Mar 2018

Vice President, Corporate Planning, Astellas, Apr 2016 – June 2016

Vice President, Licensing & Alliances, Astellas, July 2014 – Mar 2016

Mamoru Sekiyama Outside Director of Astellas	Outside Director, Astellas, June 2017 – Present
Corporate Adviser, Marubeni Corporation, April 2015 – Sept 2018 Chairman, Marubeni Power Systems Corporation, April 2015 – Mar 2017 Vice Chairman, Marubeni Corporation, April 2013 – Mar 2015

Keiko Yamagami Outside Director of Astellas 6th Floor, Ask Ginza Bldg. 7-10-6, Ginza, Chuo-ku, Tokyo 104-0061, Japan	Outside Director, Astellas, June 2017 – Present
Outside Audit & Supervisory Board Member, Denyo Co., Ltd. June 2018 – Present Attorney-at-law, Tokyo Seiwa Law Office, Oct 2010 – Present

Hiroshi Kawabe, M.D., Ph.D. Outside Director of Astellas 7th Floor, Nishi Shinbashi Kouwa Bldg. 1-6-11, Nishi-Shinbashi, Minato-ku, Tokyo 105-0003, Japan

Outside Director, Astellas, June 2019 – Present

Professor Emeritus, Keio University, Apr 2019 – Present

President, Foundation for Promotion of Medical Training, Mar 2018 – Present

Trustee, Daiwa Securities Health Foundation, Mar 2017 – Present

Trustee, Japan University Health Association, June 2013 – June 2018

President, Health Center, Keio University, Nov 2011 – Sept 2017

Tatsuro Ishizuka Outside Director of Astellas 1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8280	Outside Director, Astellas, June 2019 – Present

Corporate Adviser, Hitachi, Ltd., June 2019—Present

Director, Hitachi Construction Machinery Co., Ltd., Apr 2019 – June 2019

Representative Executive Officer, Chairman, Executive Officer and Director, Hitachi Construction Machinery Co., Ltd., June 2017 – Mar 2019

Representative Executive Officer, Chairman, Hitachi Construction Machinery Co., Ltd., Apr 2017 – May 2017

July 2016: Chairman of the Board, Hitachi Research Institute, July 2016 – Mar 2017

Deputy Chairman, Hitachi Europe Ltd., Apr 2015 – June 2016

Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd., Apr 2014 – Mar 2015

Tomokazu Fujisawa Director, Audit & Supervisory Committee Member of Astellas	Director, Audit & Supervisory Committee Member, Astellas, June 2018 – Present
Audit & Supervisory Board Member, Astellas, June 2014 – June 2018 Vice President, Internal Auditing, Astellas, Apr 2013 – Mar 2014

Hiroko Sakai Director, Audit & Supervisory Committee Member of Astellas	Director, Audit & Supervisory Committee Member, Astellas, June 2018 – Present
Audit & Supervisory Board Member, Astellas, June 2016 – June 2018 Vice President, Clinical and Research Quality Assurance, Astellas, Apr 2012 – Mar 2016

Noriyuki Uematsu Outside Director, Audit & Supervisory Committee Member of Astellas #302 Barbizon11, 1-20-3, Sendagaya, Shibuya-ku, Tokyo 151-0051, Japan	Outside Director, Audit & Supervisory Committee Member, Astellas, June 2018 – Present

Outside Corporate Auditor, LINE Corporation, Mar 2019—Present

Outside Audit & Supervisory Board Member, Astellas, June 2016 – June 2018

Outside Director and Audit and Supervisory Committee Member, Kamakura Shinsho, Ltd., Apr 2016 – Present

Outside Audit & Supervisory Board Member, Kamakura Shinsho, Ltd., Jan 2015 – Mar 2016

Managing Director, Uematsu & Co., July 2008 – Present

Hiroo Sasaki, Ph.D Outside Director, Audit & Supervisory Committee Member of Astellas 1-6-1, Nishiwaseda, Shinjuku-ku, Tokyo 169-8050, Japan	Outside Director, Audit & Supervisory Committee Member, Astellas, June 2018 – Present
Professor, Graduate School of Accountancy, Waseda University, Sep 2016 – Present Dean, Graduate School of Accountancy, Waseda University, Apr 2013 – Aug 2016

Haruko Shibumura Outside Director, Audit & Supervisory Committee Member of Astellas 8th Floor, Konwa Bldg, 1-12-22, Tsukiji Chuo-ku, Tokyo 104-0045, Japan	Outside Director, Audit & Supervisory Committee Member, Astellas, June 2019 – Present

Outside Director, NICHIREKI CO., LTD., June 2019 – Present

Outside Director, TAMURA Corporation, June 2018 – Present

Committee member, Compliance Special Committee, TAMURA Corporation, Apr 2016 – Present

Outside Audit & Supervisory Board Member, NICHIREKI CO., LTD., June 2015 – Present

Attorney-at-law, Homma & Partners, Apr 1990 – Present

Fumiaki Sakurai Sr. Corporate Executive, Chief Administrative Officer and Chief Ethics & Compliance Officer of Astellas	Sr. Corporate Executive, Chief Administrative Officer and Chief Ethics & Compliance Officer, Astellas, Apr 2019 – Present

Corporate Executive, Chief Administrative Officer and Chief Ethics & Compliance Officer, Astellas, Apr 2017 – Mar 2019

Corporate Executive, Vice President, Human Resources, Astellas, June 2015—Mar 2017

Vice President, Human Resources, Astellas, April 2013-June 2015

Linda Friedman (US Citizen) Sr. Vice President & General Counsel of Astellas 1 Astellas Way, Northbrook, IL 60062, USA	General Counsel, Astellas, Apr 2018 – Present
Executive Vice President & General Counsel, Astellas, Apr 2017 – Mar 2018 Sr. Vice President & General Counsel, Astellas, Nov 2013 – Mar 2017

Bernhardt Zeiher, M.D. (US Citizen) Chief Medical Officer of Astellas 1 Astellas Way, Northbrook, IL 60062, USA	Chief Medical Officer, Astellas, Apr 2018 – Present Divisional President and Head, Astellas, Mar 2015 – Mar 2018

Yukio Matsui Sr. Corporate Executive, Chief Commercial Officer of Astellas

Sr. Corporate Executive, Chief Commercial Officer, Astellas, Apr 2019 – Present

Corporate Executive, Chief Commercial Officer, Astellas, July 2018- Mar 2019

Corporate Executive, President, Astellas Pharma Europe Ltd., Apr 2016 – Jun 2018

Corporate Executive, Vice President, Marketing Strategy, Astellas, June 2015- Mar 2016

Nobuaki Tanaka Sr. Corporate Executive, President, Japan Commercial of Astellas	Sr. Corporate Executive, President, Japan Commercial, Astellas, June 2018- Present Corporate Executive, President, Japan Commercial, Astellas, June 2016- June 2018

Corporate Executive, Sr. Vice President, Strategic Business Management, Japan Commercial, Astellas, Oct 2015-June 2016

Corporate Executive, Vice President, Chiba Branch, Japan Commercial, Astellas, Apr 2014 -Sept 2015

Akihiko Iwai, Ph.D. Sr. Corporate Executive, President, Drug Discovery Research of Astellas 21 Miyukigaoka, Tsukuba, Ibaraki 305-8585, Japan	Sr. Corporate Executive, President, Drug Discovery Research, Astellas, Apr 2018 – Present

President, Agensys Inc., Apr 2018 – Present

Corporate Executive, Sr. Vice President, Candidate Discovery, Drug Discovery Research, Astellas, Apr 2017 – Mar 2018

Corporate Executive, Sr. Vice President, Research Portfolio & Science, Drug Discovery Research, Astellas, June 2014 – Mar 2017

Hideki Shima Sr. Corporate Executive, President, Pharmaceutical Technology of Astellas	Sr. Corporate Executive, President, Pharmaceutical Technology, Astellas, Apr 2019 – Present

Corporate Executive, Sr. Vice President, Technology Planning & Administration, Pharmaceutical Technology, Astellas, June 2017 – Mar 2019

Sr. Vice President, Technology Planning & Administration, Pharmaceutical Technology, Astellas, Apr 2015 – May 2017

President, Astellas Ireland Co. Ltd., Apr 2012 – Mar 2015

Atsushi Kamide Sr. Corporate Executive, Vice President, External Relations of Astellas	Sr. Corporate Executive, Vice President, External Relations, Astellas, June 2018 – Present

Corporate Executive, Vice President, External Relations, Astellas, Apr 2018 – June 2018

Corporate Executive, Vice President, Healthcare Policy & CSR, Astellas, Apr 2016 – Mar 2018

Corporate Executive, Vice President, Product Marketing, Sales & Marketing, Astellas, June 2012 – Mar 2016

Takuya Oshida Corporate Executive, President, Japan Medical Affairs of Astellas	Corporate Executive, President, Japan Medical Affairs, Astellas, June 2016 – Present

Sr. Vice President, Head of Medical Affairs Japan, Astellas, Apr 2016 – June 2016

Vice President, Medical Science, Medical Affairs Japan, Astellas, Apr 2015 – Mar 2016

Vice President, Clinical Development 3, Development, Astellas, May 2014 – Mar 2015

Shigeki Tanaka Corporate Executive, Executive Vice President, Japan & Asia Development Head of Astellas	Corporate Executive, Executive Vice President, Japan & Asia Development Head, Astellas, Apr 2018 – Present

Corporate Executive, Vice President, Japan/Asia Clinical Development 1, Japan/Asia Development, Astellas, June 2017 – Mar 2018

Vice President, Japan/Asia Clinical Development 1, Japan/Asia Development, Astellas, Apr 2015 – June 2017

Vice President, Asian Development, Japan/Asia Development, Astellas, Oct 2013 – Mar 2015

Kazuhiro Sako, Ph.D. President, Astellas Ireland Co., Ltd.; Head of EU Technology Division, Corporate Executive of Astellas Damastown Road, Damastown Industrial Park, Mulhuddart, Dublin 15, Ireland

President, Astellas Ireland Co., Ltd., and Sr. Vice President, Manufacturing EU, Apr 2015 – Present

Corporate Executive, Astellas, June 2015 – Present Vice President, Pharmaceutical Research and Technology Labs, Astellas, Apr 2011 – Mar 2015

Toru Yoshimitsu Corporate Executive, Sr. Vice President, Head of Finance of Astellas; Treasurer of Purchaser; Director of Astellas US	Corporate Executive, Sr. Vice President, Head of Finance, Astellas, Oct 2019 – Present

Corporate Executive, Sr. Vice President, Corporate Finance Planning & Analysis, Finance, Astellas, Apr 2019 – Present

Corporate Executive, Sr. Vice President, Corporate Finance & Control, Astellas, Apr 2017 – Mar 2019

Corporate Executive, Sr. Vice President, Product & Portfolio Strategy, Astellas, Apr 2013 – Mar 2017

Eisuke Nozawa Corporate Executive, Vice President, Regulatory Affairs-Japan, General Marketing Compliance Officer of Astellas	Corporate Executive, Vice President, Regulatory Affairs-Japan, General Marketing Compliance Officer, Astellas, June 2015 – Present
Vice President, Regulatory Affairs-Japan, General Marketing Compliance Officer, Astellas, April 2014 – June 2015

Taiji Sawamoto, Ph.D. Corporate Executive, Vice President, Clinical Pharmacology, Development of Astellas	Corporate Executive, Vice President, Research Program Management, Drug Discovery Research, Astellas, Apr 2017 – Present
Corporate Executive, Vice President, Clinical Pharmacology, Development, Astellas, June 2015 – Mar 2017 Vice President, Clinical Pharmacology, Development, Astellas, April 2010 – June 2015

Yasuhiro Kanzaki

Corporate Executive, General Manager

Nagoya Branch, Japan Commercial of Astellas

8th Floor, NUP ◾ Fujisawa-Marunouchi Bldg, 2-1-36, Marunouchi, Naka-ku, Nagoya City, Aichi 460-0002, Japan

Corporate Executive, General Manager, Nagoya Branch, Japan Commercial, Astellas, Apr 2019 – Present

Corporate Executive, General Manager, Osaka Branch, Japan Commercial, Astellas, June 2016 – Mar 2019

General Manager, Osaka Branch, Japan Commercial, Astellas, Apr 2016 – June 2016

General Manager, Sapporo Branch, Japan Commercial, Astellas, Apr 2014 – Mar 2016

Shiro Yamamoto Corporate Executive, General Manager, Tokyo Branch, Japan Commercial of Astellas 2-2-2 Nihonbashihoncho, Chuoku, Tokyo 103-0023, Japan

Corporate Executive, General Manager, Tokyo Branch, Japan Commercial, Astellas, June 2018 – Present

General Manager, Tokyo Branch, Japan Commercial, Astellas, Apr 2018 – June 2018

Sr. Vice President, Product Marketing, Japan Commercial, Astellas, Apr 2016 – Mar 2018

Masaaki Hirano, Ph.D. Corporate Executive, Sr. Vice President, Corporate Planning of Astellas; President of Purchaser; Director of Astellas US	Corporate Executive, Sr. Vice President, Corporate Planning, Astellas, June 2018 – Present Sr. Vice President, Corporate Planning, Astellas, Apr 2018 – June 2018

Vice President, Modality Research Labs., Drug Discovery Research, Astellas, Apr 2017 – Mar 2018 Vice President, Drug Discovery Science Labs., Drug Discovery Research, Astellas, Oct 2015 – Mar 2017

Yoshitsugu Shitaka, Ph.D. President, Astellas Institute for Regenerative Medicine Corporate Executive of Astellas 33 Locke Dr, Marlborough, MA 01752, USA	President, Astellas Institute for Regenerative Medicine, June 2016 – Present
Corporate Executive, Astellas, June 2018 – Present President, Ocata Therapeutics, Inc., Apr 2016 – Mar 2016 Executive Director, Product & Portfolio Strategy, Astellas, Apr 2015 – Apr 2016

Yoshiyuki Naoi Corporate Executive, General Manager, Osaka Branch, Japan Commercial of Astellas 16th Floor, Daibiru Bldg, 3-6-32, Nakanoshima, Kita-ku, Osaka City, Osaka 530-0005, Japan	Corporate Executive, General Manager, Osaka Branch, Japan Commercial Apr 2019 – Present

General Manager, Chugoku Branch, Japan Commercial Apr 2017 – Mar 2019

General Manager, Shikoku Branch, Japan Commercial Oct 2015 – Mar 2017

Executive Director, Planning & Administration, Sapporo Branch, Japan Commercial Oct 2014 – Sep 2015

Minetake Kitagawa Corporate Executive, Sr. Vice President, Development Project Management, Development of Astellas	Corporate Executive, Sr. Vice President, Development Project Management, Development, Astellas, Apr 2019 – Present

Sr. Vice President, Development Project Management, Development, Astellas, Oct 2016 – Mar 2019

Executive Director, Optimal Program Core Team Lead, Astellas Pharma Global Development, Inc. Apr 2015 – Sep 2016

Executive Director, Head of Global Project Management, Astellas Pharma Global Development, Inc. Apr 2013 – Mar 2015

2. Directors and Officers of Asilomar Acquisition Corp. (“Purchaser”)

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise specified below, the business address of each such director and executive officer is 1 Astellas Way, Northbrook, IL 60062, and each is a citizen of the United States.

Name and Position, Business Address and Citizenship (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Masaaki Hirano (Japanese citizen) Corporate Executive, Sr. Vice President, Corporate Planning of Astellas; President of Purchaser; Director of Astellas US	Corporate Executive, Sr. Vice President, Corporate Planning, Astellas, June 2018 – Present

Sr. Vice President, Corporate Planning, Astellas, Apr 2018 – June 2018

Vice President, Modality Research Labs., Drug Discovery Research, Astellas, Apr 2017 – Mar 2018

Vice President, Drug Discovery Science Labs., Drug Discovery Research, Astellas, Oct 2015 – Mar 2017

Toru Yoshimitsu (Japanese citizen) Corporate Executive, Sr. Vice President, Head of Finance of Astellas; Treasurer of Purchaser; Director of Astellas US	Corporate Executive, Sr. Vice President, Head of Finance, Astellas, Oct 2019 – Present

Corporate Executive, Sr. Vice President, Corporate Finance Planning & Analysis, Finance, Astellas, Apr 2019 – Present

Corporate Executive, Sr. Vice President, Corporate Finance & Control, Astellas, Apr 2017 – Mar 2019

Corporate Executive, Sr. Vice President, Product & Portfolio Strategy, Astellas, Apr 2013 – Mar 2017

Catherine B. Levitt

Secretary of Purchaser;

Sr. Vice President, Legal Head of Commercial, Regulatory, M&D and Rx+ / Transactional, Astellas US LLC; Secretary of Astellas US LLC

Secretary of Astellas US

Sr. Vice President, Legal Head of Commercial, Regulatory, M&D and Rx+ / Transactional, Astellas US LLC, Oct 2019 – Present

Vice President, Regional General Counsel, Americas, Astellas US LLC, Apr 2017 – Sep 2019

Vice President, Legal, US, Astellas US LLC, Apr 2016 – Mar 2017

Vice President, Risk Management & Litigation, Astellas US LLC, Apr 2013 – Apr 2016

Brian S. Taylor Sole Director and Assistant Secretary of Purchaser; Vice President, Legal Rx+ /Transactional Lead, Astellas US LLC	Vice President, Legal Rx+ /Transactional Lead, Astellas US LLC, Oct 2019 – Present
Vice President, Legal Business Development & Alliance Management, Astellas US LLC, Apr 2018 – Oct 2019

3. Directors and Officers of Astellas US Holding, Inc. (“Astellas US”)

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Astellas US are set forth below. Unless otherwise specified below, the business address of each such director and executive officer is 1 Astellas Way, Northbrook, IL 60062, and each is a citizen of the United States.

Name and Position, Business Address and Citizenship (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Percival Barretto-Ko (United Kingdom of Great Britain and Northern Ireland citizen) Director and President of Astellas US; President, US Commercial of Astellas US LLC	President, US Commercial, Astellas US LLC, Mar 2018 – Present Sr. Vice President, International Operations, Astellas US LLC, Apr 2015 – Mar 2018

Masaaki Hirano (Japanese citizen) Corporate Executive, Sr. Vice President, Corporate Planning of Astellas; President of Purchaser; Director of Astellas US

Corporate Executive, Sr. Vice President, Corporate Planning, Astellas, June 2018 – Present

Sr. Vice President, Corporate Planning, Astellas, Apr 2018 – June 2018

Vice President, Modality Research Labs., Drug Discovery Research, Astellas, Apr 2017 – Mar 2018

Vice President, Drug Discovery Science Labs., Drug Discovery Research, Astellas, Oct 2015 – Mar 2017

Toru Yoshimitsu (Japanese citizen) Corporate Executive, Sr. Vice President, Head of Finance of Astellas; Treasurer of Purchaser; Director of Astellas US

Corporate Executive, Sr. Vice President, Head of Finance, Astellas, Oct 2019 – Present

Corporate Executive, Sr. Vice President, Corporate Finance Planning & Analysis, Finance, Astellas, Apr 2019 – Present

Corporate Executive, Sr. Vice President, Corporate Finance & Control, Astellas, Apr 2017 – Mar 2019

Corporate Executive, Sr. Vice President, Product & Portfolio Strategy, Astellas, Apr 2013 – Mar 2017

Tony Fiordaliso Vice President, Americas Finance, Astellas US LLC; Treasurer of Astellas US	Vice President, Americas Finance, Astellas US LLC, Nov 2017 – Present Exec Dir Commercial Finance, Astellas US LLC, Jan 2015 – Nov 2017

Catherine B. Levitt

Secretary of Purchaser;

Sr. Vice President, Legal Head of Commercial, Regulatory, M&D and Rx+ / Transactional, Astellas US LLC; Secretary of Astellas US LLC;

Secretary of Astellas US

Sr. Vice President, Legal Head of Commercial, Regulatory, M&D and Rx+ / Transactional, Astellas US LLC, Oct 2019 – Present

Vice President, Regional General Counsel, Americas, Astellas US LLC, Apr 2017 – Sep 2019

Vice President, Legal, US, Astellas US LLC, Apr 2016 – Mar 2017

Vice President, Risk Management & Litigation, Astellas US LLC, Apr 2013 – Apr 2016

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax: (718) 234-5001

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

(866) 388-7535 (toll-free)

(212) 269-5550 (collect)

Email: BOLD@dfking.com